                                                Filed pursuant to Rule 424(b)(3)
                                                              File No. 333-04173

[LOGO OF DTM CORPORATION       3,039,000 SHARES
     APPEARS HERE]
                                DTM CORPORATION

                                 COMMON STOCK

                               ----------------

  Of the 3,039,000 shares of DTM Corporation common stock (the "Common Stock") offered hereby (the "Offering"), 2,852,191 shares are being sold by DTM Corporation (the "Company" or "DTM") and 186,809 shares are being sold by the selling shareholder identified in "Principal and Selling Shareholders" (the "Selling Shareholder"). The Company will receive no proceeds from Common Stock sold by the Selling Shareholder. Approximately $14.5 million of the proceeds received by the Company will be used to retire existing indebtedness, including $2.5 million of the $4.0 million of indebtedness owed to The B.F.Goodrich Company ("BFGoodrich"), a shareholder of the Company. Simultaneously with the closing of the Offering, BFGoodrich will convert the other $1.5 million of indebtedness owed to it by the Company into 187,500 shares of newly issued Common Stock (the "BFGoodrich Debt Conversion").

  Prior to the Offering, there has been no public market for the Common Stock. See "Underwriting" for information relating to factors considered in determining the Offering price. The Common Stock has been approved for quotation on the Nasdaq National Market, subject to notice of issuance, under the symbol "DTMC."

  SEE "RISK FACTORS" BEGINNING AT PAGE 7 FOR A DISCUSSION OF CERTAIN FACTORS THAT SHOULD BE CONSIDERED IN CONNECTION WITH AN INVESTMENT IN THE COMMON STOCK.

                               ----------------

THESE  SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE  SECURITIES AND
 EXCHANGE  COMMISSION  OR  ANY  STATE   SECURITIES  COMMISSION  NOR  HAS  THE
  SECURITIES  AND EXCHANGE  COMMISSION  OR ANY  STATE SECURITIES  COMMISSION
   PASSED   UPON   THE   ACCURACY   OR   ADEQUACY   OF   THIS   PROSPECTUS.
    ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.


-------------------------------------------------------------------------------
-------------------------------------------------------------------------------

                                                                   PROCEEDS TO
                              PRICE TO   UNDERWRITING PROCEEDS TO    SELLING
                               PUBLIC    DISCOUNT(1)  COMPANY(2)  SHAREHOLDER(2)
--------------------------------------------------------------------------------
Per Share..................  $      8.00  $      .56  $      7.44   $     7.44
--------------------------------------------------------------------------------
Total(3)...................  $24,312,000  $1,701,840  $21,220,301   $1,389,859

-------------------------------------------------------------------------------
-------------------------------------------------------------------------------
(1) The Company, BFGoodrich and the Selling Shareholder have agreed to indemnify the Underwriters against certain liabilities, including liabilities under the Securities Act of 1933, as amended. See "Underwriting."
(2) Before deducting expenses of the Offering to be paid by the Company and the Selling Shareholder, estimated at $437,000 and $31,000, respectively.
(3) BFGoodrich has granted the Underwriters a 30-day option to purchase up to 303,900 additional shares of Common Stock solely to cover over-allotments, if any. If such option is exercised in full, the total Price to Public, Underwriting Discount, Proceeds to Company and Proceeds to Selling Shareholders (including BFGoodrich) will be $26,743,200, $1,872,024, $21,220,301 and $3,650,875, respectively. See "Underwriting."

                               ----------------

  The Common Stock is offered by the Underwriters, subject to prior sale, when, as and if issued to and accepted by them and subject to certain conditions. The Underwriters reserve the right to withdraw, cancel or modify such offer and to reject orders, in whole or in part. It is expected that delivery of the shares of Common Stock will be made on or about May 7, 1997.

A.G. EDWARDS & SONS, INC.                         LADENBURG THALMANN & CO. INC.

                  The date of this Prospectus is May 2, 1997.

                               PROSPECTUS SUMMARY

  THE FOLLOWING SUMMARY SHOULD BE READ WITH AND IS QUALIFIED IN ITS ENTIRETY BY THE MORE DETAILED INFORMATION AND FINANCIAL STATEMENTS AND NOTES THERETO APPEARING ELSEWHERE IN THIS PROSPECTUS. INVESTORS SHOULD CAREFULLY CONSIDER THE RISK FACTORS RELATED TO THE PURCHASE OF COMMON STOCK. SEE "RISK FACTORS." UNLESS OTHERWISE INDICATED, THE INFORMATION CONTAINED IN THIS PROSPECTUS ASSUMES THAT THERE HAS BEEN NO EXERCISE OF THE UNDERWRITERS' OVER-ALLOTMENT OPTION AND REFLECTS AN EFFECTIVE 1.022-FOR-1 STOCK SPLIT EFFECTED AS A SERIES OF RECAPITALIZATIONS COMPLETED IN APRIL 1997. SUCH STOCK SPLIT HAS BEEN RETROACTIVELY APPLIED TO ALL SHARE AND PER SHARE AMOUNTS CONTAINED HEREIN. UNLESS THE CONTEXT OTHERWISE REQUIRES, REFERENCES IN THIS PROSPECTUS TO "DTM" AND THE "COMPANY" REFER TO DTM CORPORATION AND ITS SUBSIDIARY ON A CONSOLIDATED BASIS. "DTM," "PROTOFORM," "RAPIDSTEEL," "RAPIDTOOL," "SANDFORM," "SINTERSTATION(R)," "SLS(R)" AND "TRUEFORM" ARE TRADEMARKS OR SERVICE MARKS OF DTM CORPORATION. "SOMOS(R)" IS A TRADEMARK OF E.I. DUPONT DE NEMOURS AND COMPANY ("DUPONT").

                                  THE COMPANY

  DTM Corporation develops, designs, manufactures, markets and supports, on an international basis, rapid prototyping and rapid tooling systems, powdered materials and related services. The Company's selective laser sintering systems ("Systems") and materials are based on proprietary and patented selective laser sintering technology. Rapid prototyping is the creation of a solid three-dimensional model, prototype or pattern directly from three-dimensional computer aided design ("CAD") data. Rapid tooling is the creation of durable tooling from CAD data that can be subsequently employed to produce substantial quantities of parts for market introduction of a product. Use of the Company's SLS Systems significantly reduces the time required to produce models and prototypes for testing actual product fit and form, ergonomic design and functionality from what otherwise could be months or weeks to days or, in some cases, hours. The Company's SLS Systems are used to accelerate the design, development and market introduction of products in a wide range of industries, including but not limited to the automotive, aerospace, medical, electronics, telecommunications, computer, appliance, footwear, toy and power tool industries. The B.F. Goodrich Company currently owns approximately 92 percent of the outstanding Common Stock.

  The Company has experienced substantial sales growth since the sale of its first commercial SLS System, the Sinterstation 2000, in December 1992. Sales of Sinterstation Systems, powdered materials and related services have increased each year. As of December 31, 1996, the Company had sold 136 SLS Systems and placed an additional two SLS Systems through a rental program resulting in a total of 138 SLS Systems shipped worldwide. Revenue has increased from approximately $1.1 million in 1991 to approximately $24.4 million in 1996, a level that the Company believes makes it the second largest industry participant as measured by revenues. The Company attributes its revenue growth primarily to the increasing worldwide acceptance of rapid prototyping as a technology capable of accelerating development and design of new products, as well as the refinement of its selective laser sintering process to a level which affords users distinct advantages over other rapid prototyping technologies.

  The selective laser sintering rapid prototyping process employed by the Company replicates a CAD model by using laser energy to convert heat-fusible powders into three-dimensional solid objects within DTM's commercial SLS Systems. A focused carbon dioxide laser beam melts and bonds ("sinters") the surface of a bed of powder into a solid horizontal cross-section of the object being modeled. Subsequent powder layers are deposited, sintered and bonded to the previous layer as the energy from the laser beam fuses sequential layers together. This layered manufacturing process is continued until the CAD model has been fully replicated as a plastic part or metal tool insert. Upon completion of the part build, the excess, or unsintered, plastic or metal powder is removed for use in subsequent part builds. The Company either owns or has exclusive licenses under various patents covering the technology utilized in its SLS Systems and related products.

  DTM believes that its SLS Systems have distinct advantages relative to competing rapid prototyping technologies. SLS Systems have the ability to (i) process multiple powdered materials for a wide range of applications, (ii) produce strong and durable functional plastic prototypes that can be drilled, painted, equipped with electronics and mounted in working product assemblies that duplicate the final product, (iii) rapidly produce prototype metal mold inserts from metal powder, thereby significantly reducing the time required to manufacture prototype tooling, (iv) build parts more quickly by sequencing and stacking multiple parts in a single production run and (v) accommodate new powdered plastic, metal and ceramic materials and expanded applications.

  Past purchasers of the Company's SLS Systems include The Boeing Company, Eastman Kodak Company, Fiskars Oy, Ford Motor Company, General Motors Corporation, Hughes Christensen, LG Electronics, Inc. (Goldstar), Mercedes-Benz AG, Pratt & Whitney, Rockwell International Corporation, Samsung Electronics Co., Ltd., Toyota Motor Corporation and Whirlpool Corporation, among others. The Company also sells a substantial portion of its SLS Systems to service bureaus, which are businesses that use rapid prototyping technology to fabricate and sell models and prototype parts.

  DTM has devoted substantial effort to developing what it believes is a leading position in the high end of the rapid prototyping industry and to protecting its intellectual property rights. In the last two years, the Company has introduced four new powdered sintering materials, a new tooling process and a new Sinterstation System. The Company introduced ProtoForm powder in 1995, which is specifically designed for the production of strong and durable functional plastic prototypes. During 1995, the Company also introduced the RapidTool process and RapidSteel powder, which allow customers who desire multiple parts in their material of choice to directly create metal mold inserts for injection mold tooling. The Company believes that, with the introduction of its TrueForm powder in early 1996, it provides the most effective solution for the rapid creation of patterns for investment casting. Also in 1996 the Company introduced SandForm powder, a sand-based material that enables foundries to create sand cores (without tooling) that can be used in the sand casting of metal parts. The Company recently announced the expected availability of two new powders: Somos 201 powder, a new material supplied by DuPont that yields highly flexible parts with rubber-like characteristics, and VeriForm powder, a significantly improved material for functional prototypes. These developments continue to expand the potential end uses for rapid prototyping from the original concept models to more functional plastic and metal parts. The Company believes that its selective laser sintering technology is the only commercially practiced rapid prototyping process that allows a user to access all of these capabilities from a single platform. The Company believes that it further expanded the potential end user market with the September 1996 introduction of the Sinterstation 2500 System, a new Sinterstation System with twice the build volume of the original System and with a significantly higher scan speed.

  The Company believes that it is positioned to capitalize on its competitive advantages and increase its share of the rapid prototyping market through the following strategies: (i) using its ProtoForm powder to increase the Company's SLS System and materials sales for strong durable part applications; (ii) targeting the RapidTool process, the TrueForm powder, and the SandForm powder to the growing rapid prototyping markets of metal prototype tools, investment cast parts, and sand cast parts; (iii) developing and marketing new and improved metal, plastic and ceramic powdered materials; (iv) continuing to significantly upgrade the performance of the Sinterstation Systems in both productivity and accuracy; and (v) expanding the Company's distribution network, including the Company's direct sales force and agent network.

                                  THE OFFERING

Common Stock offered by the
 Company.......................... 2,852,191 Shares
Common Stock offered by the
 Selling Shareholder..............   186,809 Shares
Common Stock to be outstanding
 after the Offering............... 6,907,306 Shares(1)
Risk Factors...................... The Offering involves a high degree of risk and immediate and substantial dilution. See
                                   "Risk Factors" and "Dilution."
Use of Proceeds................... To retire existing indebtedness and for general corporate purposes. See "Use of
                                   Proceeds."
Nasdaq National Market symbol..... DTMC

--------
(1) Based upon the number of shares outstanding as of March 31, 1997. Includes
    (i) 187,500 shares of Common Stock to be issued to BFGoodrich simultaneously with the closing of the Offering upon conversion of $1.5 million of indebtedness owed by the Company to BFGoodrich and (ii) 624,224 shares of Common Stock issuable to employees upon the exercise of immediately exercisable stock options that will be outstanding in connection with the closing of the Offering under the DTM Corporation Equity Appreciation Plan. See "Management--Equity Appreciation Plan."

                      SUMMARY CONSOLIDATED FINANCIAL DATA
                 (DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)

                                       YEAR ENDED DECEMBER 31,
                            --------------------------------------------------
                              1992      1993      1994      1995       1996
                            --------  --------  --------  --------  ----------
STATEMENTS OF OPERATIONS
 DATA:
 Revenue:
 Products.................  $  2,841  $  6,989  $  8,127  $ 12,632  $   22,070
 Service and support(1)...     2,027     2,593     1,112     1,579       2,309
                            --------  --------  --------  --------  ----------
  Total revenue...........     4,868     9,582     9,239    14,211      24,379
 Cost of sales:
 Products.................     2,462     5,699     5,370     8,803      13,021
 Service and support......     1,705     2,141       511       873       1,424
                            --------  --------  --------  --------  ----------
  Total cost of sales.....     4,167     7,840     5,881     9,676      14,445
                            --------  --------  --------  --------  ----------
 Gross profit.............       701     1,742     3,358     4,535       9,934
 Operating loss...........    (9,624)   (9,644)   (5,731)   (5,606)     (4,338)
 Interest expense, net....       (10)     (328)     (178)     (530)     (1,066)
 Cost of discontinued
  registration............       --        --        --        --         (752)
 Income tax benefit
  allocated from
  BFGoodrich..............     3,032     3,084     1,825     2,138       1,667
 Net loss.................  $ (6,602) $ (6,650) $ (4,084) $ (3,998) $   (4,489)
                            ========  ========  ========  ========  ==========
Pro forma(2):
 Net loss.................                                          $   (6,156)
 Net loss per share(3)....                                          $    (1.71)
 Number of shares
  used(4).................                                           3,609,211
Pro forma, as adjusted for
 the Offering(2)(5):
 Net loss.................                                          $   (5,069)
 Net loss per share(3)....                                          $    (0.88)
 Number of shares
  used(4).................                                           5,760,476

                                                          DECEMBER 31, 1996
                                                      --------------------------
                                                      ACTUAL   AS ADJUSTED(4)(6)
                                                      -------  -----------------
BALANCE SHEET DATA:
 Working capital..................................... $ 1,622       $ 8,864
 Total assets........................................  17,897        24,370
 Total debt..........................................  15,809           --
 Total liabilities...................................  26,382        10,573
 Shareholders' equity (deficit)......................  (8,485)       13,797

--------
(1) Includes domestic rapid prototyping service bureau activity through December 1993, at which time the Company sold its domestic service bureau. Revenues associated with the service bureau operations for the years ended December 31, 1992 and 1993 totaled approximately $1.9 million for each year.
(2) Computed on a stand-alone basis, without allocation of income tax benefit from BFGoodrich.
(3) See "Management's Discussion and Analysis of Financial Condition and Results of Operations--Impact of Recently Issued Accounting Standard" for the potential impact on earnings per share of future periods under Statement of Financial Accounting Standards No. 128, Earnings per Share.
(4) Gives effect to the issuance of an estimated 507,045 shares of Common Stock issuable to employees upon the exercise of immediately exercisable options, which will have exercise prices substantially less than the Offering price of $8.00 per share, that will be outstanding in connection with the closing of the Offering under the DTM Corporation Equity Appreciation Plan. See "Management--Equity Appreciation Plan."
(5) Gives effect to (i) that number of offered shares the net proceeds from which are necessary to fund debt repayments as described in "Use of Proceeds" and (ii) the elimination of historically incurred interest expense of approximately $1.1 million related to such debt.
(6) Reflects the sale of 2,852,191 shares of Common Stock by the Company at the Offering price of $8.00 per share, less the underwriting discount, estimated offering expenses and the application of the net proceeds to the Company therefrom. See "Use of Proceeds" and "Capitalization."

                      SUMMARY CONSOLIDATED OPERATING DATA

                                                        YEAR ENDED DECEMBER 31,
                                                        ------------------------
                                                        1992 1993 1994 1995 1996
                                                        ---- ---- ---- ---- ----
SLS Systems sold or rented(1)..........................   9   19   23   36   51
Cumulative SLS Systems sold or rented(1)...............   9   28   51   87  138

--------
(1) Includes the rental of four SLS Systems during the year ended December 31, 1995. Two of such rental Systems were converted to sales during the year ended December 31, 1995.

                                 RECENT RESULTS

  Revenues for the first quarter of 1997 were $8.0 million compared to $5.8 million in the first quarter of 1996, which includes revenues from the sale of 17 (including one rental conversion) and 13 SLS Systems, respectively. Gross profit for the first quarter of 1997 was $3.5 million compared to $2.3 million in the first quarter of 1996 and, as a percentage of revenues, increased to 43% in 1997 from 40% in 1996. Operating expenses for the first quarter of 1997 were $4.1 million compared to $3.0 million in the first quarter of 1996, and were approximately 51% of revenues for each quarter. The $1.1 million increase in operating expenses was primarily due to increased selling, engineering and research and development expenses. The Company incurred an operating loss of $0.6 million for the first quarter of 1997 compared to $0.7 million in the first quarter of 1996 and a net loss of $0.7 million in the first quarter of 1997 compared to a net loss of $0.6 million in the first quarter of 1996.

                                 RISK FACTORS

  In addition to the other information in this Prospectus, the following factors should be considered carefully in evaluating the Company and its business and prospects before purchasing any shares of Common Stock offered hereby.

  LIMITED OPERATING HISTORY AND LACK OF PROFITABILITY. The Company was incorporated in 1987, and prior to shipment of its first SLS Systems in 1992, it derived revenues solely from a rapid prototyping service bureau that it operated in Austin, Texas. The Company has been unprofitable from its inception, most recently recognizing a net loss of approximately $4.5 million for the year ended December 31, 1996 and $0.7 million in the first quarter of 1997. There can be no assurance that the Company can achieve or maintain profitability in the future.

  LOSS TO RESULT FROM CONVERSION OF PHANTOM STOCK APPRECIATION RIGHTS. During the quarter and year in which it becomes probable that the Offering will occur, the Company will incur non-recurring, non-cash compensation expense as a result of the conversion of phantom stock appreciation rights outstanding under the DTM Corporation Equity Appreciation Plan (the "Equity Appreciation Plan") into immediately exercisable options to acquire shares of Common Stock, certain of which are at exercise prices substantially less than the Offering price. Operating results for the quarter and year will be adversely affected by such non-cash compensation expense of approximately $2.9 million, resulting in a substantial reported net loss. See "Dilution," "Management--Equity Appreciation Plan" and "Shares Eligible for Future Sale."

  MANAGEMENT OF GROWTH. DTM has experienced rapid sales growth since 1991, recognizing increases in total net revenues from approximately $1.1 million in 1991 to approximately $24.4 million in 1996. This growth has, from time to time, strained its management resources and systems. DTM's ability to manage its growth effectively will depend on, among other things, its ability to increase the capability and quality of its operational, financial and management information systems and controls and to train, motivate and manage a larger number of employees. There is no assurance that the Company will be successful in managing any future growth. Failure to do so could have a material adverse affect on the Company's business and financial performance.

  INTELLECTUAL PROPERTY AND PROPRIETARY RIGHTS. Protection of the Company's intellectual property is an important factor in its ability to be successful in a highly competitive market that is subject to rapid technological changes. In pursuing protection for its proprietary rights in its SLS Systems, materials and related technology, the Company currently relies on a combination of patent, copyright, trademark and trade secret rights, as well as contractual provisions. The Company typically seeks patent protection for its selective laser sintering technology, including, where deemed appropriate, the selective laser sintering process, the SLS Systems and the materials used in the SLS Systems. However, patent protection may not always be available. There can be no assurance that patents will be issued under any or all of the patent applications to which the Company has rights. In addition, the laws of various countries in which the Company's products may be sold may not protect the Company's products and intellectual property rights to the same extent as the laws of the United States.

  Furthermore, the Company can give no assurance that the issued patents to which it holds rights will be adequate to protect its interests or, if challenged, held valid. The Company's competitors could develop non-infringing systems, materials or technologies that are equivalent or superior to those of the Company. Competitors also may practice technology covered by DTM's patents or other legal or contractual protection regardless of the fact that it is legally protected, forcing the Company to engage in costly litigation to defend its interests. The Company is currently engaged in patent infringement litigation with a German competitor concerning the competitor's sale in Europe of rapid prototyping systems that DTM believes infringe a European patent under which DTM has exclusive rights. In response, this competitor has instituted proceedings in the European Patent Office challenging the validity of the patent in question. The Company has received a favorable initial ruling from the European Patent Office. However, the opponent has filed papers with the European Patent Office asserting new arguments that the patent is invalid. DTM continues to defend its interest in this proceeding and has responded to this new filing. DTM is also engaged in litigation in the United States against two related companies and their president concerning those companies' alleged infringement of a DTM patent. One of the parties has asserted claims in this proceeding against DTM and BFGoodrich for violation of state and federal antitrust laws, as well as patent misuse. DTM and BFGoodrich have denied the latter allegations. While DTM defends its intellectual property vigorously, there can be no assurance that it will be successful in this litigation. If the Company were unsuccessful in enforcing its intellectual property rights or other contractual rights in the context of third-party offers to sell SLS Systems or powders or if the Company were found to have violated state or federal antitrust laws, the Company's future revenues might be adversely affected. The inability of the Company to successfully establish and defend its intellectual property rights could have a material adverse effect on the Company's business and financial performance. See "Business--Intellectual Property" and "--Legal Proceedings."

  Unrelated third parties hold many patents and pending patent applications under which the Company is not a licensee that relate to the design and manufacture of rapid prototyping systems and materials. If such a third party brought infringement litigation against the Company, and if the Company was not successful in defending such litigation or in obtaining a license, the Company's business and financial performance could be materially adversely affected.

  Certain key intellectual property used in the selective laser sintering process is licensed to the Company by The University of Texas System ("The University of Texas"). As a licensee, the Company's rights to practice the technology are not absolute. The University of Texas could terminate, attempt to terminate or amend the license if the Company could be shown to be in material default of the terms of the license. Even if DTM has a basis for objection, defense of its rights as a licensee could be costly and the outcome would be uncertain. Loss of significant rights as a licensee under this license could have a material adverse effect on the Company's business and financial performance. See "Business--Intellectual Property."

  QUARTERLY FLUCTUATIONS IN OPERATING RESULTS. The Company's revenues and operating results have varied substantially from quarter to quarter and may continue to do so. DTM typically experiences a relatively long lead time to complete an SLS System sale and has historically experienced little or no backlog. Furthermore, new product introductions, seasonality of customer buying patterns and other factors can cause fluctuations in quarterly results. These fluctuations may preclude the Company from managing its operating results effectively from quarter to quarter. The failure of the Company to complete a particular SLS System sale in any given quarter can have a material adverse effect on the Company's business and financial performance for that quarter and quarterly fluctuations could cause a material adverse effect on the price at which the Common Stock trades. See "Management's Discussion and Analysis of Financial Condition and Results of Operations--Selected Quarterly Results" and "--Seasonality."

  CAPITAL RESOURCES. The Company's future capital requirements will depend on a number of factors, including its profitability, growth rate, working capital requirements associated with increased sales, expenses associated with protection of its patents and other intellectual property and costs of future research and development activities. BFGoodrich, the Company's majority shareholder, has been a significant source of debt and equity funding in the past. However, BFGoodrich has indicated to the Company that it believes there will not be a need for it to provide funding in the future and that BFGoodrich has no plans to provide such funding following completion of the Offering. Future operating results will depend, in part, on the Company's ability to obtain and manage capital sufficient to finance its business. The inability of the Company to secure capital funding sufficient to meet its needs could have a material adverse effect on the Company's business and financial performance.

  The Company has obtained a loan commitment letter from Texas Commerce Bank for a revolving line of credit ("line of credit") contingent upon the successful completion of the Offering, retirement of existing bank and BFGoodrich indebtedness and negotiation and execution of mutually acceptable definitive documentation. Assuming a line of credit is established with the terms set forth in the commitment letter, the Company's ability to borrow thereunder will be subject to a borrowing base calculation and the Company meeting certain financial thresholds, including attaining certain levels of "established profitability," as defined therein. Until achieving one such level, the Company would be permitted to borrow up to $3.0 million; thereafter, available advances against eligible receivables would be increased up to a maximum of $6.0 million. Loans under the line of credit would mature within one year, would be collateralized by the Company's accounts receivable and inventory and would bear interest at the bank's prime interest rate plus three quarters of one percent. The commitment provides that the Company would be bound by customary covenants, including restrictions on additional liens or borrowings, as well as the payment of dividends, and affirmative reporting requirements. In addition, the terms of the commitment letter specify that the bank would have the option to terminate the obligation to make further advances under the line of credit on 30 days notice if employment of the chief executive officer of the Company terminates and a qualified successor is not appointed by the Company and approved by Texas Commerce Bank within a specified period of time. See "Management's Discussion and Analysis of Financial Condition and Results of Operations."

  NEW PRODUCTS; ENGINEERING TESTING DELAYS. The Company's ability to achieve and maintain a significant market share may depend heavily on its ability to improve its existing products, as well as to introduce new and innovative products that facilitate increased use and more specialized applications of existing products. DTM cannot predict with any certainty the degree to which its ongoing research and development efforts in the areas of SLS System and materials enhancements will be successful or, if so, when. In addition, the Company can provide no assurance of its future success in selecting, developing, manufacturing and marketing new products. When the Company or its competitors announce new products with capabilities or technologies that have the potential to replace the Company's existing product offerings, customers may defer or forego purchases of existing Company products. This could materially adversely affect the Company's business and financial performance. While the Company performs extensive testing prior to releasing new product designs or product enhancements, products may contain unforeseen errors or performance problems. The correction of errors and problems in new products could cause delays in product introductions or shipments, require design modifications to previously shipped products or cause adverse publicity, any of which could adversely affect the Company's business and financial performance.

  DEPENDENCE ON KEY PERSONNEL. The Company's success depends to a substantial extent on certain key employees, particularly John S. Murchison, III, its President and Chief Executive Officer. Losing the services of one or more key employees could have a material adverse effect on the Company's business and financial performance. The Company's success also depends on its ability to continue to attract highly talented technical personnel. Candidates with appropriate training and expertise may be in short supply in the geographic areas where the Company is attempting to recruit personnel. While the Company has put in place incentive compensation plans intended to provide motivation for continued employment of key employees, none of the employees is a party to an employment or noncompetition agreement with the Company and the Company can give no assurance that it will retain these employees or continue to attract, assimilate and retain other skilled personnel. See "Management."

  COMPETITION. The market for rapid prototyping systems is highly competitive. In marketing its SLS Systems, the Company experiences competition from many sources. Certain of the Company's competitors may be better known and may have greater financial, research and development, production and marketing resources than DTM. Competition could increase as a result of the introduction of new products or product enhancements by these competitors or the entry into the industry by other companies. Increased competition could result in price reductions, reduced margins and loss of market share, all of which could materially adversely affect the Company's business and financial results. See "Business--Competition."

  EMERGING RAPID PROTOTYPING MARKET. The market for rapid prototyping products and services is in an early stage of development and includes multiple, competing technologies, many of which are not yet fully developed. Participants in this market are moving to address new applications, many of which may not yet be known or accepted by potential users. Significant education of the end user in both CAD modeling and rapid prototyping in general may be a prerequisite to product acceptance. It is not clear at this time which one or more technologies will gain broad market acceptance. There can be no assurance that DTM will emerge as a market leader, or even a major market participant, as the market matures.

  DEPENDENCE ON THIRD-PARTY SUPPLIERS. The Company subcontracts for manufacture of SLS System components, powdered sintering materials and accessories from single-source, third-party suppliers. A disruption in supply or failure of a supplier to remain competitive in functionality or price could have a material adverse effect on the Company's sales or reputation for timely delivery, and, hence, on the Company's business and financial performance. See "Business--Manufacturing."

  INTERNATIONAL OPERATIONS. For 1995 and 1996, 33.5% and 50.0%, respectively, of the Company's revenues were derived from sales of its products and services in geographical areas outside of the United States. The only foreign country that accounted for more than 10% of the Company's sales during either 1995 or 1996 was Germany, which accounted for 12.0% of the Company's 1995 revenues (declining to 9.6% of the Company's revenues in 1996). The Company expects that sales to customers in countries outside of the United States will continue to make up a significant percentage of total sales. Fluctuations in exchange rates as well as interest rates could significantly affect DTM's sales in foreign markets. In particular, a strengthening dollar may adversely affect the price competitiveness or revenues realized on DTM's sales of products and services. In addition, exchange rates could adversely affect the value of receivables arising from foreign sales. The Company does not currently engage in any hedging to limit the currency exchange risk related to these sales. The regulatory environment, including import/export laws and protective trade policies of foreign governments, also could materially adversely affect the Company's business and financial performance. See "Management's Discussion and Analysis of Financial Condition and Results of Operations."

  CONTROL OF THE COMPANY. Following the completion of the Offering and the BFGoodrich Debt Conversion, and prior to the exercise of any of the options that will be outstanding in connection with the closing of the Offering under the DTM Corporation Equity Appreciation Plan and any exercise of the over-allotment option, BFGoodrich will own approximately 50 percent of the outstanding Common Stock. At this percentage, BFGoodrich will be able to control the election of the Company's board of directors (the "Board of Directors") and the outcome of matters submitted to the Company's shareholders for their vote or consent. In addition, BFGoodrich has indicated that its interest in DTM is primarily financial and that, if market conditions are favorable, it may divest its interest in the Company over a period of time, most probably in future registered offerings of the Common Stock, but possibly also in one or more private transactions. The Company cannot predict the effect of a private sale of a controlling interest in the Company, although, depending on the identity of the purchaser and its reason for acquiring control of the Company, minority shareholders could be adversely affected.

  LOSS OF TAX ALLOCATION AGREEMENT AND OTHER BENEFITS FROM BFGOODRICH. As a result of the Offering described herein, the ownership of outstanding Common Stock by BFGoodrich will decrease to less than 80 percent. Effective as of the date that such decrease occurs, BFGoodrich will no longer be able to include DTM's income or loss in BFGoodrich's consolidated federal income tax return; consequently, DTM will lose the benefit of the tax allocation agreement between DTM and BFGoodrich. Under that agreement, BFGoodrich credits to the Company the amount of any benefits realized by BFGoodrich as a result of the inclusion of DTM's losses and/or tax credits in BFGoodrich's consolidated federal income tax return. Without the tax benefit allocated from BFGoodrich, the Company's net loss for 1996 would have increased from approximately $4.5 million to approximately $6.2 million. To the extent the Company incurs future losses after the tax allocation agreement is no longer in effect, the application of the resulting tax loss carryforwards would be deferred until sufficient income is generated to utilize the carryforwards.

  In addition, BFGoodrich currently provides DTM tax administration services, participation in a group program for various types of insurance and certain other assistance, including legal services. These arrangements are provided either at no cost to the Company or on terms that could be considered more favorable to the Company than those that would be available to DTM in arms-length transactions with unrelated vendors, principally because DTM is able to take advantage of cost efficiencies experienced by BFGoodrich due to the size of its operations. The Company expects that it will continue to participate in many of these arrangements after the Offering, until such time as BFGoodrich no longer owns a significant interest in the Company. However, DTM may be ineligible to take part in some insurance programs and certain other arrangements once BFGoodrich no longer owns a majority of the outstanding Common Stock. Either party has the option to terminate any of such arrangements at any time. See "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Certain Transactions-- Certain Arrangements with BFGoodrich."

  MANAGEMENT DISCRETION IN USE OF PROCEEDS. As of the date of this Prospectus, the Company has not allocated the remaining $6.3 million of the net proceeds from the Offering after repayment of debt to any specific use other than for general corporate purposes, including the funding of working capital requirements. See "Use of Proceeds." An investment under such circumstances entails a higher degree of risk than an investment under circumstances in which a company has specifically identified uses of proceeds, because investors have no opportunity to assess such uses. Accordingly, investors will be reliant on the discretion afforded management in the use of a substantial portion of the net proceeds of the Offering.

  POSSIBLE ISSUANCE OF PREFERRED STOCK. The Company's Articles of Incorporation authorize the issuance of up to 3,000,000 shares of preferred stock, $.001 par value (the "Preferred Stock"), the terms of which would be determined by the Board of Directors at the time of issuance, without further shareholder approval. The Board of Directors would determine whether these shares would carry voting rights, preferences in the payment of dividends, sinking fund provisions and liquidation, redemption or conversion rights, if any. The Company has no current plans to issue Preferred Stock. However, if such stock is issued in the future, the rights of the holders of Common Stock could be materially adversely affected. It is possible that the Board of Directors could grant future holders of Preferred Stock rights that could restrict the Company's ability to merge or sell its assets to a third party, resulting in preservation of the control of the Company by its then current owners. The Preferred Stock provisions of the Company's Articles of Incorporation could inhibit a third party from acquiring a significant amount of the Common Stock, thereby delaying or preventing changes of the management or control of the Company, and possibly materially adversely affecting the Common Stock price as a result. See "Description of Capital Stock."

  SHARES ELIGIBLE FOR FUTURE SALE. As of March 31, 1997, shareholders held a total of 3,243,391 shares of Common Stock, including 2,969,691 shares of Common Stock held by BFGoodrich. All holders of outstanding shares of Common Stock have signed agreements ("lock-up agreements") under which they have agreed not to sell any shares of Common Stock (other than shares offered pursuant to this Prospectus) for a period of 180 days from the date of this Prospectus without the prior written consent of the Representatives of the Underwriters. After expiration of the lock-up agreements, shares of Common Stock may become eligible for sale in the public market, subject to the volume limitations under Rule 144 of the Securities Act of 1933, as amended (the "Securities Act"). Of the holders of Common Stock, only affiliates of the Company will be affected by the volume limitations of Rule 144. All shares of Common Stock owned by BFGoodrich, including the 187,500 shares issued to it pursuant to the BFGoodrich Debt Conversion, will, upon expiration of the lock-up agreements, be freely tradeable, subject to certain provisions of Rule 144. In addition, BFGoodrich will have rights to require the Company to register sales of its shares of Common Stock under the Securities Act in certain circumstances.

  In connection with the closing of the Offering, DTM employees will hold immediately exercisable options to purchase an estimated 624,224 shares of Common Stock under the Equity Appreciation Plan, of which 507,045 shares will be at prices substantially less than the Offering price of $8.00 per share. See "Management--Equity Appreciation Plan." The Company intends to register the issuance and the sale of the shares of Common Stock issuable on exercise of options under the Equity Appreciation Plan on a Form S-8 Registration Statement concurrently with the Offering described herein. As a result, the Common Stock acquired by employees of DTM upon exercise of options outstanding under the Equity Appreciation Plan will be freely tradeable (subject to compliance with certain provisions of Rule 144, in the case of affiliates of the Company). However, all employees of the Company have signed lock-up agreements under which they have agreed not to sell any shares of Common Stock, including shares issuable upon the exercise of options under the Equity Appreciation Plan, for a period of 180 days from the date of this Prospectus, without the prior written consent of the Representatives of the Underwriters.

  Sales of shares of Common Stock into the market by current shareholders or employees exercising options could cause a decline in the price of such stock. See "Management," "Shares Eligible for Future Sale" and "Underwriting."

  LACK OF PRIOR PUBLIC MARKETS; VOLATILITY. Prior to the Offering, the Common Stock was held by a small number of investors and was not traded on any public market. There can be no assurance of active trading in the Common Stock after the Offering is completed. The Offering price of the Common Stock was determined by negotiations among the Company and the Underwriters and may not be indicative of the market price for shares of the Common Stock after the Offering. See "Underwriting." The Company has applied for quotation of the Common Stock on the Nasdaq National Market. Historically, the stock market has experienced volatility that has particularly affected the market price of common stock of technology-related companies. That volatility sometimes has been unrelated to the operating performance of such companies.

  DILUTION. Purchasers of shares of Common Stock offered hereby will suffer immediate and substantial dilution of $6.04 per share after the Offering and the issuance of the EAP shares. See "Dilution."

                                  THE COMPANY

  DTM Corporation was incorporated in Texas in 1987 for the purpose of licensing and commercializing the selective laser sintering technology developed and patented by The University of Texas. DTM has acquired an exclusive worldwide license to the selective laser sintering technology from The University of Texas, which includes the original patents, plus a right of first refusal to all improvements thereon. The Company has nine shareholders, including BFGoodrich, which owns approximately 92 percent of the outstanding Common Stock, DTM Holdings, Ltd. and The University of Texas. See "Principal and Selling Shareholders."

  In 1992, the Company began commercial sales of the Sinterstation System. Prior to that time, the Company's revenues were generated solely from operating a service bureau in Austin, Texas. Materials that have been introduced for use in the Company's SLS Systems include: a polycarbonate powder; two nylon powders; ProtoForm powder, a composite nylon powder; RapidSteel powder, a metal powder used for the production of prototype mold inserts; TrueForm powder, a polymer-based material that the Company believes will be extensively used to produce patterns for soft tooling and investment casting; and SandForm powder, a sand powder used for the production of sand molds and cores. The Company recently announced the expected availability of two new powders: Somos 201 powder, a new material supplied by DuPont that yields highly flexible parts with rubber-like characteristics, and VeriForm powder, a significantly improved material for functional prototypes.

  The Company's executive offices are located at 1611 Headway Circle, Building 2, Austin, Texas 78754-5199, and its telephone number is (512) 339-2922.

                                USE OF PROCEEDS

  The net proceeds to be received by the Company from the sale of the Common Stock offered hereby are estimated to be approximately $20.8 million. Of the net proceeds to the Company, $11.8 million will be used to repay the Company's bank debt, $2.5 million will be used to repay borrowings from BFGoodrich and $0.2 million will be used to repay other short-term borrowings. The Company intends to use the remaining net proceeds of approximately $6.3 million for general corporate purposes, including the funding of working capital requirements. The weighted average interest rate on the debt to be retired with the proceeds of the Offering as of March 31, 1997 was 6.3 percent per annum for the bank debt, 8.5 percent per annum for the borrowings from BFGoodrich and 18.6 percent per annum for the short-term borrowings. See "Management's Discussion and Analysis of Financial Condition and Results of Operations--Liquidity and Capital Resources" and "Certain Transactions-- Outstanding Lines of Credit; Financing Transactions." Pending their use as set forth above, the net proceeds to the Company from the Offering will be invested in deposits with banks, investment grade securities and short-term income-producing investments, including government obligations and other money market instruments.

                                DIVIDEND POLICY

  The Company has never paid any dividends on the Common Stock and does not anticipate that it will pay dividends in the foreseeable future. The Company intends to reinvest any earnings in the development and expansion of its business. Any future determinations to pay cash dividends will be at the discretion of the Board of Directors and will depend upon the Company's earnings, capital requirements, financial condition, credit and loan covenants at that time, as well as any other factors deemed relevant by the Board of Directors. Furthermore, the Company expects that it will be subject to restrictions on paying dividends pursuant to the terms of a line of credit that it expects to establish pursuant to a commitment letter from Texas Commerce Bank. See "Management's Discussion and Analysis of Financial Condition and Results of Operations--Liquidity and Capital Resources."

                                CAPITALIZATION

  The following table sets forth the capitalization of the Company and its consolidated subsidiary at December 31, 1996: (i) on an actual basis; (ii) on an as adjusted basis to reflect the estimated accounting impact of the conversion, in connection with the Offering, of all phantom stock appreciation rights ("SARs") outstanding under the Equity Appreciation Plan into immediately exercisable options to acquire shares of Common Stock ("EAP Options"); and (iii) on an as adjusted basis to reflect item (ii), the BFGoodrich Debt Conversion and the sale of 2,852,191 shares of Common Stock by the Company in the Offering (after deducting the underwriting discount and estimated Offering expenses to be paid by the Company, totaling $2,035,000) and the application of the estimated net proceeds therefrom. See "Management-- Equity Appreciation Plan" and "Management's Discussion and Analysis of Financial Condition and Results of Operations."

                                             DECEMBER 31, 1996
                          ---------------------------------------------------------
                                                      AS ADJUSTED
                                    -----------------------------------------------
                                                          FOR THE OFFERING, THE BFG
                                                             DEBT CONVERSION AND
                                    FOR CONVERSION OF THE     CONVERSION OF THE
                           ACTUAL   SARS INTO EAP OPTIONS   SARS INTO EAP OPTIONS
                          --------  --------------------- -------------------------
                                           (DOLLARS IN THOUSANDS)
SHORT-TERM BORROWINGS...  $    769        $    769                $    --
                          ========        ========                ========
BORROWINGS UNDER LINE OF
 CREDIT FROM
 BFGOODRICH.............  $  4,000        $  4,000                $    --
                          ========        ========                ========
NOTES PAYABLE TO BANKS..  $ 11,040        $ 11,040                $    --
                          ========        ========                ========
SHAREHOLDERS' EQUITY
 (DEFICIT):
  Preferred Stock, $.001
   par value:
   3,000,000 shares
   authorized, no shares
   issued and
   outstanding..........  $    --         $    --                 $    --
  Common Stock, $.0002
   par value:
   60,000,000 shares
   authorized; 3,243,391
   actual shares issued
   and outstanding;
   6,283,082 shares
   issued and
   outstanding as
   adjusted for the
   Offering and the
   BFGoodrich Debt
   Conversion(1)........         1               1                       1
  Additional paid-in
   capital..............    28,019          30,945                  53,227
  Accumulated deficit...   (36,469)        (39,395)                (39,395)
  Cumulative translation
   adjustment...........       (36)            (36)                    (36)
                          --------        --------                --------
Total shareholders' eq-
 uity (deficit).........  $ (8,485)       $ (8,485)               $ 13,797
                          ========        ========                ========

--------
(1) Includes the sale of 2,852,191 shares in the Offering and the issuance of 187,500 shares of Common Stock pursuant to the BFGoodrich Debt Conversion and excludes the 624,224 shares of Common Stock that will be issuable upon exercise of EAP Options. See "Management--Equity Appreciation Plan" and "Underwriting."

                                   DILUTION

  As of December 31, 1996, the Company had a net tangible book value (deficit) of $(10,123,679), or $(3.12) per outstanding share of Common Stock. Net tangible book value (deficit) represents the amount of total tangible assets less total liabilities. Adjusting such net tangible book value (deficit) per share to give effect to the sale by the Company of 2,852,191 shares of Common Stock in the Offering (after deducting the underwriting discount and estimated Offering expenses to be paid by the Company, totaling $2,035,000) and the simultaneous issuance of 187,500 shares of Common Stock upon conversion of $1,500,000 of indebtedness owed by the Company to BFGoodrich, the Company's net tangible book value as adjusted for the Offering and the BFGoodrich Debt Conversion at December 31, 1996 would have been $12,158,849, or $1.94 per share of Common Stock. This constitutes an immediate increase in net tangible book value of $5.06 per share to existing shareholders and immediate dilution of $6.06 per share to new investors purchasing shares in the Offering.

  After giving further effect to the issuance, for cash consideration of $1,130,710, of 507,045 shares of Common Stock (the "EAP Shares") to be issuable upon exercise of certain immediately exercisable EAP Options having exercise prices substantially less than the Offering price of $8.00 per share, the net tangible book value per share as adjusted for the Offering, the BFGoodrich Debt Conversion and the issuance of EAP shares would have been $1.96 per share. This constitutes an immediate increase in net tangible book value of $0.02 per share to existing shareholders and new investors and results in a cumulative immediate dilution of $6.04 per share to new investors purchasing shares in the Offering.

   Offering price per share to new investors.....................          $8.00
                                                                           =====
     Net tangible book value (deficit) per share as of December
      31, 1996...................................................  $(3.12)
     Increase per share attributable to new investors and the
      BFGoodrich Debt Conversion.................................    5.06
                                                                   ------
     Net tangible book value per share as adjusted for the
      Offering and the BFGoodrich Debt Conversion................    1.94
   Dilution per share to new investors after the Offering and the
    BFGoodrich Debt Conversion...................................          $6.06
                                                                           =====
     Adjustment to reflect assumed issuance of EAP Shares........    0.02
                                                                   ------
   Pro forma net tangible book value per share as adjusted for the Offering and BFGoodrich Debt Conversion and the assumed issuance of EAP Shares.......................................  $ 1.96
                                                                   ======
   Dilution per share to new investors after the Offering, the
    BFGoodrich Debt Conversion and the assumed issuance of the
    EAP Shares...................................................          $6.04
                                                                           =====

  The following table summarizes, on a pro forma basis as of December 31, 1996, the differences in the total consideration and the average price per share of Common Stock paid or contributed by existing shareholders and to be paid by purchasers of Common Stock from the Company in the Offering (and by BFGoodrich pursuant to the BFGoodrich Debt Conversion) at the Offering price of $8.00 per share. For purposes of the table, the EAP Shares are assumed to have been issued on December 31, 1996.

                                SHARES PURCHASED  TOTAL CONSIDERATION  AVERAGE
                                ----------------- -------------------   PRICE
                                 NUMBER   PERCENT   AMOUNT    PERCENT PER SHARE
                                --------- ------- ----------- ------- ---------
Existing shareholders(1)(2).... 3,243,391   47.8% $28,020,033   52.4%   $8.64
                                                                        =====
EAP shareholders(3)............   507,045    7.5    1,130,710    2.1    $2.23
                                ---------  -----  -----------  -----    =====
                                3,750,436   55.2   29,150,743   54.5    $7.77
                                                                        =====
New investors and BFGoodrich
 (pursuant to the BFGoodrich
 Debt Conversion)(2)(4)........ 3,039,691   44.8   24,317,528   45.5    $8.00
                                ---------  -----  -----------  -----    =====
  Total........................ 6,790,127  100.0% $53,468,271  100.0%   $7.87
                                =========  =====  ===========  =====    =====

--------
(1) Total consideration for existing shareholders is the Company's recorded amounts for Common Stock and additional paid-in capital.
(2) Sales by the Selling Shareholder in the Offering will reduce the number of shares held by existing shareholders to 3,056,582 shares or 48.6% of the total number of shares of Common Stock outstanding after the Offering and the BFGoodrich Debt Conversion (or 44.3% assuming the exercise of the 624,224 EAP Options), and will increase the number of shares held by new investors to 3,039,000 or 48.4% of the total number of shares of Common Stock outstanding after the Offering and the BFGoodrich Debt Conversion (or 44.0% assuming the exercise of the 624,224 EAP Options). See "Principal and Selling Shareholders."
(3) Gives effect to the issuance of Common Stock issuable to employees upon the exercise of certain immediately exercisable EAP Options having exercise prices substantially less than the Offering price of $8.00 per share.
(4) Total consideration is not reduced by the underwriting discount and estimated Offering expenses to be paid by the Company, totaling $2,035,000.

                     SELECTED CONSOLIDATED FINANCIAL DATA
                 (DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)

  The following selected financial data for the five years ended December 31, 1996 is derived from audited consolidated financial statements of the Company. The data should be read in conjunction with the consolidated financial statements, related notes and other financial information included herein.

                                         YEAR ENDED DECEMBER 31,
                              -------------------------------------------------
                                1992      1993      1994      1995      1996
                              --------  --------  --------  --------  ---------
STATEMENTS OF OPERATIONS
 DATA:
 Revenue:
 Products...................  $  2,841  $  6,989  $  8,127  $ 12,632  $  22,070
 Service and support(1).....     2,027     2,593     1,112     1,579      2,309
                              --------  --------  --------  --------  ---------
  Total revenue.............     4,868     9,582     9,239    14,211     24,379
 Cost of sales:
 Products...................     2,462     5,699     5,370     8,803     13,021
 Service and support........     1,705     2,141       511       873      1,424
                              --------  --------  --------  --------  ---------
  Total cost of sales.......     4,167     7,840     5,881     9,676     14,445
                              --------  --------  --------  --------  ---------
 Gross profit...............       701     1,742     3,358     4,535      9,934
 Operating expenses:
 Selling, general and
  administrative............     4,948     5,588     5,249     6,620      9,980
 Research and development...     5,377     5,798     3,840     3,521      4,292
                              --------  --------  --------  --------  ---------
  Total operating expenses..    10,325    11,386     9,089    10,141     14,272
 Operating loss.............    (9,624)   (9,644)   (5,731)   (5,606)    (4,338)
 Other income (expense):
 Gain on sale of service
  bureau....................       --        238       --        --         --
 Interest expense, net......       (10)     (328)     (178)     (530)    (1,066)
 Cost of discontinued
  registration..............       --        --        --        --        (752)
                              --------  --------  --------  --------  ---------
  Total other income
   (expense)................       (10)      (90)     (178)     (530)    (1,818)
                              --------  --------  --------  --------  ---------
 Loss before income tax
  benefit allocated
  from BFGoodrich...........    (9,634)   (9,734)   (5,909)   (6,136)    (6,156)
 Income tax benefit
  allocated from
  BFGoodrich................     3,032     3,084     1,825     2,138      1,667
                              --------  --------  --------  --------  ---------
 Net loss...................  $ (6,602) $ (6,650) $ (4,084) $ (3,998) $  (4,489)
                              ========  ========  ========  ========  =========
Pro forma(2):
 Net loss...................                                          $  (6,156)
 Net loss per share(3)......                                          $   (1.71)
 Number of shares used(4)...                                          3,609,211
Pro forma, as adjusted for
 the Offering and the
 BFGoodrich Debt Conver-
 sion(2)(5):
 Net loss...................                                          $  (5,069)
 Net loss per share(3)......                                          $   (0.88)
 Number of shares used(4)...                                          5,760,476
BALANCE SHEET DATA (AT
 PERIOD END):
 Working capital (deficit)..  $ (2,808) $  1,818  $    342  $    236      1,622
 Total assets...............    10,010    12,384     8,560    10,639     17,897
 Total debt.................     4,425     3,000     4,600     9,076     15,809
 Total liabilities..........     6,965     8,306     8,516    14,557     26,382
 Shareholders' equity
  (deficit).................     3,045     4,078        44    (3,918)    (8,485)

--------
(1) Includes domestic rapid prototyping service bureau activity through December 1993, at which time the Company sold its domestic service bureau. Revenues associated with the service bureau operations for the years ended December 31, 1992 and 1993 totaled approximately $1.9 million for each year.
(2) Computed on a stand-alone basis, without allocation of income tax benefit from BFGoodrich.
(3) See "Management's Discussion and Analysis of Financial Condition and Results of Operations--Impact of Recently Issued Accounting Standard" for the potential impact on earnings per share of future periods under Statement of Financial Accounting Standards No. 128, Earnings per Share.
(4) Gives effect to the issuance of an estimated 507,045 shares of Common Stock to be issuable to employees upon the exercise of immediately exercisable EAP Options having exercise prices substantially less than the Offering price of $8.00 per share. See "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Management--Equity Appreciation Plan."
(5) Gives effect to (i) that number of offered shares the net proceeds from which are necessary to fund debt repayments as described in "Use of Proceeds" and (ii) the elimination of historically incurred interest expense of approximately $1.1 million related to such debt.

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS

  The following discussion and analysis should be read in conjunction with the Company's Consolidated Financial Statements and the Notes thereto appearing elsewhere in this Prospectus.

OVERVIEW

  DTM Corporation develops, designs, manufactures, markets and supports, on an international basis, rapid prototyping and rapid tooling systems, powdered materials and related services. The Company's SLS Systems and materials are based on proprietary and patented selective laser sintering technology. The Company was incorporated in 1987, and prior to shipment of its first SLS System in 1992, it derived revenues solely from a service bureau it operated in Austin, Texas.

  Revenues are generated by product sales and service and support activities. Product revenues include sales of SLS Systems, related powdered materials and, beginning in 1995, upgrades and rentals of SLS Systems. Service and support activities include maintenance, warranty service, customer training and, through 1993, the operation of a service bureau. When an SLS System is sold, between 94 and 97 percent of the sales price is immediately recognized as product revenue, with the remainder deferred and recognized ratably over the System's 12-month warranty period as service and support revenue. Revenue related to annual maintenance contracts is also deferred and recognized ratably over the support period.

  Over the past three years, an element of the Company's business strategy has been to increase its recurring sources of revenue, primarily through sales of materials, maintenance services, SLS System upgrades and other supporting products and accessories to users of SLS Systems. The Company expects to continue this strategy. In 1996, sales of materials, spare parts, services and upgrades represented approximately 33 percent of total revenues. The Company anticipates that materials sales, in particular, will continue to represent a significant portion of future revenues as its installed base of SLS Systems increases.

  As more fully described herein, the Company has historically experienced significant fluctuations in its gross margins. Such fluctuations were impacted by, among other factors, the trade-in of pre-commercial SLS Systems for commercial SLS Systems, the resale of such pre-commercial SLS Systems and two sales of internally utilized SLS Systems with substantially depreciated net book value. Specifically, in 1994, the Company's gross margin was positively impacted by the sale of two SLS Systems that were carried at no cost. The Company's gross margins improved during 1996, as the average SLS System price has increased, in part, due to the introduction of several new powders and the introduction of the new Sinterstation 2500 System. Gross margin for the year ended December 31, 1996 increased to 40.7% from 31.9% in 1995 and for the three months ended December 31, 1996, gross margin increased to 41.1% from 38.0% for the same period in 1995.

  The Company's operating results have varied substantially from year to year and quarter to quarter. A sale by the Company of one of its SLS Systems can be material to the operating results for any one quarter. Furthermore, new product introductions, seasonality of customer buying patterns and other factors can cause fluctuations in operating results.

RESULTS OF OPERATIONS

  The following table sets forth for the periods indicated certain income statement data as a percentage of total revenues and certain cost of sales data as a percentage of respective product revenues and service and support revenues.

                                                 YEAR ENDED DECEMBER 31,
                                                 ---------------------------
                                                  1994      1995      1996
                                                 -------   -------   -------
Revenue:
  Products......................................    88.0 %    88.9 %    90.5 %
  Service and support...........................    12.0      11.1       9.5
                                                 -------   -------   -------
    Total revenues..............................   100.0     100.0     100.0
Cost of sales:
  Products......................................    66.1      69.7      59.0
  Service and support...........................    46.0      55.3      61.7
                                                 -------   -------   -------
    Total cost of sales.........................    63.7      68.1      59.3
                                                 -------   -------   -------
Gross profit....................................    36.3      31.9      40.7
Operating expenses:
  Selling, general and administrative...........    56.8      46.6      40.9
  Research and development......................    41.6      24.8      17.6
                                                 -------   -------   -------
    Total operating expenses....................    98.4      71.4      58.5
Other income (expense):
  Interest expense, net.........................    (1.9)     (3.7)     (4.4)
  Cost of discontinued registration.............     --        --       (3.1)
                                                 -------   -------   -------
    Total other income (expense)................    (1.9)     (3.7)     (7.5)
Loss before income tax benefit allocated from
 BFGoodrich.....................................   (64.0)    (43.2)    (25.3)
Income tax benefit allocated from BFGoodrich....    19.8      15.1       6.9
                                                 -------   -------   -------
Net loss........................................   (44.2)%   (28.1)%   (18.4)%
                                                 =======   =======   =======

 Recent Results

  Revenues for the first quarter of 1997 were $8.0 million compared to $5.8 million in the first quarter of 1996, which includes revenues from the sale of 17 (including one rental conversion) and 13 SLS Systems, respectively. Gross profit for the first quarter of 1997 was $3.5 million compared to $2.3 million in the first quarter of 1996 and, as a percentage of revenues, increased to 43% in 1997 from 40% in 1996. Operating expenses for the first quarter of 1997 were $4.1 million compared to $3.0 million in the first quarter of 1996, and were approximately 51% of revenues for each quarter. The $1.1 million increase in operating expenses was primarily due to increased selling, engineering and research and development expenses. The Company incurred an operating loss of $0.6 million for the first quarter of 1997 compared to $0.7 million in the first quarter of 1996 and a net loss of $0.7 million in the first quarter of 1997 compared to a net loss of $0.6 million in the first quarter of 1996.

 Comparison of Years Ended December 31, 1996 and December 31, 1995

  Revenues. Revenues for 1996 were $24.4 million, an increase of 71.6 percent, or $10.2 million, compared to revenues of $14.2 million for 1995.

  Product sales revenue for 1996 was $22.1 million, an increase of 74.7 percent, or $9.4 million, compared to product sales revenue of $12.6 million for 1995. The increase was primarily attributable to greater sales of SLS Systems and powdered materials. The number of SLS Systems sold or rented increased to 51 in 1996 from 36 in

1995. Revenues from powdered materials sales increased as a result of a larger number of installed SLS Systems along with increased sales of ProtoForm powder and the introduction of TrueForm, RapidSteel and SandForm powdered materials during 1996.

  Service and support revenue for 1996 was $2.3 million, an increase of 46.2 percent, or $730,000, compared to service and support revenue of $1.6 million for 1995. Service and support revenue increased primarily as a result of the recognition of deferred warranty and maintenance revenue associated with the larger number of installed SLS Systems.

  Gross Profit. Gross profit for 1996 was $9.9 million, an increase of 119.1 percent, or $5.4 million, compared to gross profit of $4.5 million for 1995. As a percentage of revenue, gross profit increased to 40.7 percent during the period from 31.9 percent in 1995.

  Gross profit attributable to product sales for 1996 was $9.0 million, an increase of 136.3 percent, or $5.2 million, compared to gross profit attributable to product sales of $3.8 million for 1995. As a percentage of product sales revenue, gross profit attributable to product sales increased to
41.0 percent during the period, compared to 30.3 percent for the same period in 1995. The increase in gross profit attributable to product sales as a percentage of product sales revenue resulted primarily from an increase in the average SLS System sales price due in part to the introduction of the higher priced Sinterstation 2500 System. Gross profit margin was also positively impacted during 1996 by the sale of two SLS Systems in the first quarter that had been used in the Company's operations and were carried on the Company's books at a substantially depreciated value.

  Gross profit attributable to service and support revenues for 1996 was $885,000, an increase of 25.4 percent, or $179,000, compared to gross profit attributable to service and support revenues of $706,000 for 1995. As a percentage of service and support revenue, gross profit attributable to service and support revenues was 38.3 percent and 44.7 percent for 1996 and 1995, respectively.

  Selling, General and Administrative Expense. Selling, general and administrative expenses include payroll and fringe benefits, advertising and promotion expenses and other. Selling, general and administrative expense for 1996 was $10.0 million, an increase of 50.8 percent, or $3.4 million, compared to selling, general and administrative expense of $6.6 million for 1995. A larger workforce in 1996 resulted in compensation and fringe benefits increasing more than $1.3 million over 1995 costs. Agent commissions and advertising and promotion costs increased by approximately $703,000 over 1995 costs. Selling, general and administrative expenses in 1996 were also adversely impacted by a $268,000 addition to the allowance for doubtful accounts, primarily relating to one account, in the fourth quarter and severance costs of $250,000. Other selling, general and administrative expenses for 1996 increased by approximately $839,000 over 1995 costs. As a percentage of revenue, selling, general and administrative expense decreased to 40.9 percent in 1996 from 46.6 percent in 1995, primarily due to the effect of fixed costs being spread over a larger base of revenues.

  Research and Development Expense. Research and development expense for 1996 was $4.3 million, an increase of 21.9 percent, or $771,000, compared to research and development expense of $3.5 million for 1995. As a percentage of revenue, research and development expense decreased to 17.6 percent for 1996 from 24.8 percent for 1995, primarily due to the increase in revenues. The increase in research and development expense for 1996 as compared to research and development expense for 1995 was due to the Company completing development on the Sinterstation 2500, the continuing improvement of the selective laser sintering process and the ongoing development of new powdered materials to be used in the selective laser sintering process.

  Interest Expense. Net interest expense for 1996 was $1.1 million, an increase of $536,000 compared to interest expense of $530,000 for 1995. This reflects an increase in the average daily balance of the Company's outstanding indebtedness and an increase in the average interest rates on such debt.

  Cost of Discontinued Registration. In the fourth quarter of 1996, the Company expensed $752,000 of legal, accounting and other professional services related to this initial public offering, which was commenced in 1996 and postponed.

  Income Taxes. As a result of its tax sharing arrangement with BFGoodrich, the Company was allocated an income tax benefit of $1.7 million in 1996 compared to $2.1 million in 1995.

 Comparison of Years Ended December 31, 1995 and December 31, 1994

  Revenues. Revenues for 1995 were $14.2 million, an increase of 53.8 percent, or $5.0 million, compared to revenues of $9.2 million for 1994.

  Product sales revenue for 1995 was $12.6 million, an increase of 55.4 percent, or $4.5 million, compared to product sales revenue of $8.1 million for 1994. The increase was primarily attributable to higher SLS Systems and powdered materials sales. The number of SLS Systems shipped increased to 36 in 1995 (including two rental SLS Systems) from 23 in 1994. In 1995 the Company began offering technological enhancements as upgrades to its SLS Systems and experienced increased revenues from powdered material sales as a result of a larger number of SLS System users purchasing DTM materials and the introduction of the Company's new ProtoForm powdered material in March 1995.

  Service and support revenue for 1995 was $1.6 million, an increase of 42.0 percent, or $467,000, compared to service and support revenue of $1.1 million for 1994. Service and support revenue increased primarily as a result of the recognition of deferred warranty and maintenance revenues associated with the larger number of installed SLS Systems.

  Gross Profit. Gross profit for 1995 was $4.5 million, an increase of 35.1 percent, or $1.1 million, compared to gross profit of $3.4 million for 1994. As a percentage of revenue, gross profit decreased to 31.9 percent in 1995 from 36.3 percent in 1994.

  Gross profit attributable to product sales for 1995 was $3.8 million, an increase of 38.9 percent, or $1.0 million, compared to gross profit attributable to product sales of $2.8 million for 1994. As a percentage of product sales revenue, gross profit decreased to 30.3 percent in 1995 from
33.9 percent in 1994. The decrease in gross profit as a percentage of product sales revenue in 1995 resulted primarily from a lower average sales price of the Company's SLS Systems and because in 1994, the Company's gross profit was positively impacted by the sale of two SLS Systems that were carried at no cost. These two SLS Systems were pre-production or "beta" units that had been sold to customers under a special testing program in 1992 in which such customers undertook to provide testing results to DTM. Upon providing commercial SLS Systems to the customers involved in the testing program, the pre-production units were returned to DTM and carried at no value because the Company, at that time, did not intend to offer such units for resale.

  Gross profit attributable to service and support revenues for 1995 was $706,000, an increase of 17.5 percent, or $105,000, compared to gross profit attributable to service and support revenues of $601,000 for 1994. As a percentage of service and support revenue, gross profit decreased to 44.7 percent in 1995 from 54.0 percent in 1994. The decrease in gross profit as a percentage of service and support revenue resulted from a greater number of field service employees and related costs required to service a larger, more geographically diverse installed base.

  Selling, General and Administrative Expense. Selling, general and administrative expense for 1995 was $6.6 million, an increase of 26.1 percent, or $1.4 million, compared to selling, general and administrative expense of $5.2 million for 1994. A larger workforce in 1995 resulted in compensation and fringe benefits increasing more than $780,000 over 1994 costs. In addition, agent commissions and advertising and promotion costs increased by approximately $620,000 over the prior year. As a percentage of revenue, selling, general and administrative expense decreased to 46.6 percent in 1995 from 56.8 percent in 1994, primarily due to the increase in revenues.

  Research and Development Expense. Research and development expense for 1995 was $3.5 million, a decrease of 8.3 percent, or $319,000, compared to research and development expense of $3.8 million for 1994.

As a percentage of revenue, research and development expense decreased to 24.8 percent in 1995 from 41.6 percent in 1994, primarily due to the increase in revenues.

  Interest Expense. Net interest expense for 1995 was $530,000, an increase of $352,000 compared to interest expense of $178,000 for 1994. This reflects an increase in the average daily balance of the Company's outstanding indebtedness and an increase in the average interest rates on such debt.

  Income Taxes. As a result of its tax sharing arrangement with BFGoodrich, the Company was allocated an income tax benefit of $2.1 million in 1995 compared to $1.8 million in 1994.

SELECTED QUARTERLY RESULTS

  The following table sets forth certain unaudited quarterly results of operations for the three-month periods ended March 31, 1995 through December 31, 1996. This information has been presented on substantially the same basis as the audited consolidated financial statements appearing elsewhere herein. The unaudited quarterly results of operations should be read in conjunction with the Company's audited consolidated financial statements and related notes. The quarterly financial information presented herein should not be relied upon as an indication of future quarterly performance.

                                                               THREE MONTHS ENDED
                       ---------------------------------------------------------------------------------------------------
                       MARCH 31,  JUNE 30,  SEPTEMBER 30,  DECEMBER 31,  MARCH 31,  JUNE 30,  SEPTEMBER 30,  DECEMBER 31,
                          1995      1995         1995          1995         1996      1996         1996         1996(1)
                       ---------- --------- -------------- ------------- ---------- --------- -------------- -------------
                                                             (DOLLARS IN THOUSANDS)
SLS Systems sold or
 rented..............         6          9          10            11           13         12           6            20
Revenues:
 Product.............   $ 1,749    $ 2,903     $ 3,036        $4,944       $5,329    $ 5,049     $ 3,040        $8,652
 Service and
  support............       264        291         452           572          461        507         736           605
                        -------    -------     -------        ------       ------    -------     -------        ------
 Total...............     2,013      3,194       3,488         5,516        5,790      5,556       3,776         9,257
Cost of sales:
 Product.............     1,275      2,173       2,179         3,176        3,169      3,022       1,757         5,073
 Service and
  support............       160        170         300           243          300        320         428           376
                        -------    -------     -------        ------       ------    -------     -------        ------
 Total...............     1,435      2,343       2,479         3,419        3,469      3,342       2,185         5,449
                        -------    -------     -------        ------       ------    -------     -------        ------
Gross profit.........       578        851       1,009         2,097        2,321      2,214       1,591         3,808
Operating expenses...     2,304      2,437       2,475         2,925        2,990      3,219       3,724         4,339
                        -------    -------     -------        ------       ------    -------     -------        ------
Operating loss.......   $(1,726)   $(1,586)    $(1,466)       $ (828)      $ (669)   $(1,005)    $(2,133)       $ (531)
                        =======    =======     =======        ======       ======    =======     =======        ======

--------
(1) Operating expenses for the three months ended December 31, 1996 include unusual expenses of $250,000 for severance costs and $268,000 of bad debt expense. Excluding these items, operating loss for the period would have been $13,000.

SEASONALITY

  The Company's revenues are affected by capital budgeting and spending patterns in the North American market and shortened selling periods in certain international markets. Due to these seasonal factors, the Company typically experiences slowdowns in sales of SLS Systems during the first quarter as the result of capital spending patterns in the North American market and during the third quarter as the result of shortened selling periods in certain international markets.

FOREIGN OPERATIONS

  The Company competes on an international basis through its wholly owned subsidiary located in Germany and through export sales derived from its United States sales operations (principally to the Pacific Rim). Sales to customers outside of the United States constitute a significant portion of DTM's revenues. International sales accounted for 34.8 percent, 33.5 percent and 50.0 percent of the Company's total net revenues in 1994, 1995 and 1996, respectively. The only foreign country that accounted for more than 10% of the Company's sales during either 1995 or 1996 was Germany, which accounted for 12.0% of the Company's 1995 revenues (declining to 9.6% of the Company's revenues in 1996).

  The Company's German subsidiary has a cost structure which is significantly different than that of the United States operations. The German company conducts sales within Germany on its own behalf. It also acts as a sales agent for the Company and provides certain administrative assistance. Sales into European countries other than Germany are made directly by the Company to the end customer. The future results of operations in Germany are expected to be at or near break-even.

  International sales are generally priced in U.S. dollars. However, European sales prices are sometimes negotiated in either Deutsch Marks or the local currency. The Company does not engage in hedging to mitigate the effects of foreign currency exchange rate risk and has not experienced any significant impact therefrom.

EQUITY APPRECIATION PLAN

  The Company adopted a phantom stock appreciation rights plan whereby all phantom stock appreciation rights outstanding upon the Offering will be converted into immediately exercisable options to acquire shares of the Company's Common Stock. Such conversion will result in a non-recurring, non-cash, compensation expense, in the quarter in which it becomes probable that the closing of the Offering will occur. The amount to be recognized as compensation expense, with respect to SARs granted during 1995 (which comprise approximately 81.2% of the total number of SARs granted), will be equal to approximately $2.9 million to record the appreciation in value of the SARs, resulting in a substantial reported net loss. See "Management--Equity Appreciation Plan" and "Note 11--Equity Appreciation Plan" to the Consolidated Financial Statements.

LIQUIDITY AND CAPITAL RESOURCES

  Since its inception, cash used by the Company for operations and investing activities has exceeded cash generated by the Company. The Company generally has financed its cash needs through transactions with BFGoodrich and borrowings from commercial banks and other short-term sources.

  Net cash used in operating activities was approximately $1.8 million, $1.6 million and $4.1 million in 1994, 1995 and 1996, respectively. Net cash used in operating activities of $4.1 million for 1996 resulted primarily from the net loss for the year of $4.5 million adjusted for depreciation and amortization of $2.2 million. In addition, increases in accounts receivable of $4.3 million and increases in inventory of $2.7 million were offset by an increase to accounts payable of $3.3 million. For the three years ended December 31, 1994, 1995 and 1996, BFGoodrich allocated to the Company approximately $1.8 million, $2.1 million and $1.7 million, respectively, for tax benefits resulting from inclusion of the Company in the consolidated income tax return of BFGoodrich. Such amounts are included in "Due to/from BFGoodrich" in changes in assets and liabilities used in operating activities in the Consolidated Statements of Cash Flows in the Consolidated Financial Statements. See Note 9 to the Consolidated Financial Statements.

  The Company's 1996 fourth quarter revenues of $9.3 million resulted from sales of 20 SLS Systems, a majority of which Systems were sold in the second half of the quarter. Of the $7.8 million in gross accounts receivable as of December 31, 1996, the Company had collected approximately $5.2 million through February 28, 1997. The Company believes that the remaining $2.6 million (other than the doubtful accounts that are reserved) will be collected. The significant increase in the allowance for doubtful accounts was primarily due to one account, with an impact of $268,000. The Company believes that the remaining balance of $372,000 in the allowance for doubtful accounts is adequate. The Company reviews the balance in the allowance for doubtful accounts on an ongoing basis to ensure the adequacy of the reserve.

  The Company's investing activities include expenditures for patents and licenses, capitalized software costs and furniture and equipment, principally consisting of the Company's SLS Systems built for internal use and rental purposes. Net cash used by investing activities was approximately $1.4 million, $2.4 million and $3.0 million in 1994, 1995 and 1996, respectively. The Company expects that capital expenditures in 1997 will approximate $2.1 million.

  The existence of the tax benefit allocation and other services from BFGoodrich reduced the Company's net loss for years 1994 through 1996. The Company expects that the loss of the tax benefit allocation would materially adversely affect its financial results and cash flows if the Company were to generate losses in any given year, but does not anticipate any adverse effect if the Company generates profits. The benefits of utilizing future tax loss carryforwards would be realized, however, should sufficient profits be generated prior to the expiration of any tax loss carryforwards. The Company believes that it is reasonably likely that additional costs will be incurred as its other arrangements with BFGoodrich are discontinued over time, but does not believe that these costs will be material.

  Total indebtedness of the Company was approximately $15.8 million as of December 31, 1996, consisting primarily of notes payable to commercial banks under existing lines of credit, short-term borrowings from other financing sources and a line of credit extended to the Company by BFGoodrich under which the Company may borrow up to $4.0 million. As of December 31, 1996, amounts outstanding under these facilities were approximately $11.0 million, $769,000, and $4.0 million respectively, at weighted average interest rates of 6.2 percent, 21.1 percent and 8.5 percent, respectively. In connection with the Offering, the Company is required to repay all its bank indebtedness and the amounts outstanding under the line of credit with BFGoodrich (after giving effect to the BFGoodrich Debt Conversion). Absent the Offering, the notes payable to the banks and the line of credit from BFGoodrich mature on July 31, 1998. Short term borrowings mature upon collection of the related collateralized receivables or termination of the related SLS System rental agreement. In the past, BFGoodrich assisted the Company in obtaining loans from commercial banks by providing comfort letters to lenders. The Company has been advised by BFGoodrich that upon completion of the Offering it does not intend to continue to finance, or arrange for the financing of, the operations of the Company.

  The Company has obtained a loan commitment letter from Texas Commerce Bank for a revolving line of credit ("line of credit") contingent upon the successful completion of the Offering, retirement of existing bank and BFGoodrich indebtedness and negotiation and execution of mutually acceptable definitive documentation. Assuming a line of credit is established with the terms set forth in the commitment letter, the Company's ability to borrow thereunder will be subject to a borrowing base calculation and the Company meeting certain financial thresholds, including attaining certain levels of "established profitability," as defined therein. Until achieving one such level, the Company would be permitted to borrow up to $3.0 million; thereafter, available advances against eligible receivables would be increased up to a maximum of $6.0 million. Loans under the line of credit would mature within one year, would be collateralized by the Company's accounts receivable and inventory and would bear interest at the bank's prime interest rate plus three quarters of one percent. The commitment provides that the Company would be bound by customary covenants, including restrictions on additional liens or borrowings, as well as the payment of dividends, and affirmative reporting requirements. In addition, the terms of the commitment letter specify that the bank would have the option to terminate the obligation to make further advances under the line of credit on 30 days notice if employment of the chief executive officer of the Company terminates and a qualified successor is not appointed by the Company and approved by Texas Commerce Bank within a specified period of time.

  The Company believes that the available cash balances upon completion of the Offering, after repayment of the amounts identified above and the new bank line of credit, along with cash from operations, will provide sufficient liquidity for the Company to meet its anticipated cash requirements for at least the 12 months following the Offering, however, there can be no assurance that this will be the case. See "--Safe Harbor Statement."

IMPACT OF RECENTLY ISSUED ACCOUNTING STANDARD

  In February 1997, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards (SFAS) No. 128, Earnings per Share. SFAS No. 128 replaces the presentation of primary earnings per share (EPS) under Accounting Principles Board Opinion No. 15 and related Interpretations, with the presentation of basic EPS (which primarily gives effect only to common shares actually outstanding) and requires dual presentation of basic and diluted EPS on the face of the income statement for all entities with complex capital structures. The Company is required to adopt SFAS No. 128 during the fourth quarter of 1997. The Company has not completed its evaluation of the potential impact of this new standard on EPS in future periods. However, based on the equity instruments currently outstanding under existing stock compensation plans, this new standard is not expected to have a material impact on EPS in future periods.

SAFE HARBOR STATEMENT

  Investors are cautioned that forward-looking statements contained in this Prospectus involve risks and uncertainties including without limitation the matters described in "Risk Factors" and the following: (i) the Company's plans, strategies, objectives, expectations and intentions are subject to change at any time at the discretion of management and the Board of Directors;
(ii) the Company's plans and results of operations will be affected by the Company's ability to manage its growth and working capital; (iii) the Company's business is highly competitive and the entrance of new competitors or the expansion of the operations by existing competitors in the Company's markets could adversely affect the Company's plans and results of operations.

                                   BUSINESS

  DTM Corporation develops, designs, manufactures, markets and supports, on an international basis, rapid prototyping and rapid tooling systems , powdered materials and related services. The Company's SLS Systems and materials are based on proprietary and patented selective laser sintering technology. Rapid prototyping is the creation of a solid three-dimensional model or prototype directly from CAD data. Rapid tooling is the creation of durable tooling that can be subsequently employed to produce substantial quantities of parts for market introduction. Use of the Company's SLS Systems significantly reduces the time required to produce models and prototypes for testing actual product fit and form, ergonomic design and functionality from what otherwise could be months or weeks to days or, in some cases, hours. The Company's SLS Systems are used to accelerate the design, development and market introduction of products in a wide range of industries, including but not limited to the automotive, aerospace, medical, electronics, telecommunications, computer, appliance, footwear, toy and power tool industries. BFGoodrich currently owns approximately 92 percent of the outstanding Common Stock. See "Principal and Selling Shareholders."

INDUSTRY OVERVIEW

  Since the 1980s, the field of product engineering, design and development has undergone rapid change with ever-increasing emphasis on time to market as a key factor in successful product introduction. The rapid prototyping industry has arisen as a part of, and in response to, this change. In addition, utilization and growth in purchases of rapid prototyping systems have been directly influenced by the availability of CAD installations. During the early years of the rapid prototyping industry, the limited availability of CAD outside of North America restricted growth; however, worldwide installations of CAD have proliferated in recent years, making rapid prototyping technology a viable alternative to conventional methods.

 Development of Rapid Prototyping

  Under conventional technology, models, prototypes, patterns and metal mold inserts are typically created using milling and computer numerically controlled and electrode machining techniques--cutting and sanding solid blocks of materials to arrive at the desired shape. Depending on the material used and the complexity of the part, this process can be time-consuming and expensive. In some cases, the only way to create an appropriate test model or prototype using conventional methods is essentially to duplicate the steps used to create the mass-produced product. The conventional processes can take weeks, and in some cases months, and often involve costly steps and delays for a manufacturer seeking to take advantage of a new market opportunity.

  The first rapid prototyping systems were introduced in 1986 in an attempt to address some of the cost and time to market disadvantages of conventional technology. These systems were based on stereolithography, a process that uses a laser to convert liquid resin into a solid part. Because of the nature of the resin material, these initial systems were only capable of producing parts for use as concept models that were limited to verification of the design's form and fit. Successive technologies such as selective laser sintering, along with advances in stereolithography, have broadened the applications for rapid prototyping to include functional prototypes and patterns for secondary processes that enable users to test actual product fit and form, ergonomic design and functionality.

 The Rapid Prototyping Advantage

  The capability of rapid prototyping to manufacture models, prototypes, patterns and metal tool inserts quickly affords users the opportunity to save time and money by (i) reducing the product development and design cycle and, consequently, speeding the time to market for new products, (ii) avoiding product design and development errors by allowing designers to check the fit, form and function of new designs prior to mass production and (iii) minimizing the use of more costly conventional techniques.

  Rapid prototyping also has made it possible to create patterns that are subsequently converted into usable parts through secondary processes such as the production of non-durable molds and investment casting. A common technique for replicating small numbers of parts is to use a non-durable mold, in which the rapid prototyping pattern is embedded in silicone rubber that hardens, then is cut open to create a mold. The non-durable mold is used to replicate parts by injecting the mold with a plastic polymer. Typically, between 10 and 30 parts can be replicated before the mold breaks down. The Company believes that the creation of patterns for the production of non-durable molds is one of the fastest growing applications in the rapid prototyping market. Investment casting is a common manufacturing process used for the production of metal parts. For investment casting, a rapid prototyping pattern is coated with a ceramic slurry (particles suspended in a liquid). After the slurry has hardened, the ceramic coated pattern is placed in a furnace where the pattern is burned out leaving a ceramic shell. The ceramic shell is cooled and molten metal is poured into the shell. When the metal has hardened, the ceramic shell is removed, leaving a metal part. The usage of investment casting of rapid prototyping patterns has significantly increased as a technique for the production of prototype metal parts.

  Four emerging capabilities of rapid prototyping are (i) the creation of core and cavity metal mold inserts from metal powder for use in plastic injection molding, (ii) the direct production of prototype metal parts from a range of metal powders, (iii) the manufacture of flexible parts for automotive, consumer and medical applications and (iv) the direct manufacturing of sand molds and cores (patterns placed in sand molds for the purpose of creating features and voids in a cast metal part) for use in the casting of metal parts by foundries. The Company believes that its selective laser sintering technology is the only commercially practiced rapid prototyping process that allows a user to access all of these capabilities from a single platform.

 Market Direction

  The Company believes that the emerging ability of rapid prototyping to manufacture metal parts in a range of materials and to make prototype metal molds for use in plastic injection molding will expand rapid prototyping beyond pattern, model and prototype applications, thereby further fueling market growth. The Company also anticipates that the demand for rapid prototyping materials and related services will grow significantly as the installed base increases and that materials and related services will represent an increasingly significant portion of future total industry revenues.

  DTM believes that the industry has entered a process of market segmentation with a high- and low-end distinction emerging. The low-end segment is characterized by smaller, lower-priced rapid prototyping systems, or "desk-top" systems. These desk-top systems produce models primarily for evaluating design form and fit and are designed with an emphasis on speed of part build as opposed to part accuracy and functionality. Today, this type of application is served by virtually all existing commercial systems regardless of their price or size. The high-end market segment is served by rapid prototyping systems, such as its SLS Systems, that produce functional parts and can be integrated into rapid manufacturing processes. These systems are generally larger, more complex, more expensive and more versatile than desk-top systems. The Company anticipates that integration of high-end systems into the manufacturing process will occur as rapid prototyping technologies such as selective laser sintering introduce the capability to manufacture metal parts directly and quickly produce both tooling that can produce parts and the parts themselves in the manufacturers' desired quantities and materials of choice. In particular, the Company believes that the key to continuing widespread acceptance of a particular rapid prototyping system will be its ability to reduce time to market by quickly producing tooling, either permanent or prototype, for functional part production.

THE DTM RAPID PROTOTYPING SOLUTION

  The market for rapid prototyping products and services includes multiple, competing technologies. DTM believes that it is the only company that markets selective laser sintering in North America and one of only two companies that market the technology outside of the United States. The Company believes that the following characteristics differentiate its selective laser sintering process from other competing rapid prototyping technologies:

  Wide Range of Applications

  The Company's SLS Systems can currently process seven materials: a polycarbonate powder; two nylon powders; ProtoForm powder (a nylon composite); RapidSteel powder; TrueForm powder; and SandForm powder. The Company recently announced the expected availability of two new products:
  Somos 201 powder, a new material supplied by DuPont that yields highly flexible parts with rubber-like characteristics, and VeriForm powder, a significantly improved material for functional prototypes. This wide range of materials permits the user of an SLS System to produce models, patterns, functional prototypes and tooling from one platform. Transition from one material to another, and hence from one application to another, generally takes less than one hour. The Company does not believe that a potential rapid prototyping user could duplicate the SLS Systems' total materials and applications capability through the use of any other single rapid prototyping system.

  Strong and Durable Functional Plastic Prototypes

  The selective laser sintering process produces parts that can be drilled, painted, equipped with electronics and mounted in working product assemblies that duplicate the final product. Unlike parts produced with many other technologies, these prototypes can be used for rigorous testing of product designs in harsh conditions such as extreme temperatures and high humidity. For example, prototype parts produced using the selective laser sintering process have been placed in automobile engines and operated for up to 30,000 miles. Product development and design teams can minimize performance problems and reduce design errors by testing parts in projected use conditions prior to the mass production of a product.

  RapidTool Process Capability

  The ability to produce metal mold inserts from metal powder reduces the time required to make tooling that can be used to produce up to 80,000 plastic parts in the material of choice for market testing or introduction. Conventional milling and machining techniques can require weeks, and in some cases months, and are labor intensive. The RapidTool process can produce prototype metal mold inserts in less than 10 working days, with minimal supervision. The Company believes that competing, commercial rapid prototyping technologies currently do not have the ability to create tooling from metal powder. A variation of the Company's RapidTool process and RapidSteel material system can also be used to manufacture, in less than two working days, epoxy-infiltrated metal cores and cavities that can be used on injection molding machines to produce up to approximately 200 functional parts in the material of choice.

  SLS System Productivity

  The Company believes that its SLS Systems have certain productivity advantages over competing rapid prototyping systems. In the selective laser sintering process, the unfused powder remains in the build chamber, supporting the shape of the part during the build. Due to this support, multiple part builds can be stacked in the Company's SLS System's part build chamber, which allows the SLS Systems to produce multiple parts in a single run. Conversely, many competing technologies require multiple runs of a system to create multiple parts. The Company also believes that its SLS Systems have certain part build speed advantages over other rapid prototyping technologies. The Company anticipates that productivity enhancements now under development could result in significant further improvements in 1997.

  Expandable and Upgradable Technology

  DTM's selective laser sintering technology has potential for expansion, both in terms of improvements to the process and in terms of current and potential powdered sintering materials and applications. The Company believes that a significant advantage of selective laser sintering is that new and improved materials will, in most cases, be capable of being used in existing SLS Systems with very few modifications, if any. The Company has previously introduced a number of upgrades to the Sinterstation 2000 System that allowed SLS System users to capture the benefits of DTM's SLS System product improvement programs without having to purchase a new SLS System. For example, DTM recently made available to its existing customers a laser scanning upgrade that, with an on-site retrofit, provides enhanced part accuracy and quality. Additionally, in 1997, the Company expects to make an upgrade available to customers who have the Sinterstation 2000 System and desire the thermal and scan speed performance capability of the Sinterstation 2500 System. The Company expects to begin shipping this upgrade package in the middle of 1997. The ability to retrofit SLS Systems affords DTM's customers a degree of protection against the rapid obsolescence found in many products using other emerging technologies.

BUSINESS STRATEGY

  Since its inception, the Company's focus has been on the development and improvement of the SLS Systems and related materials. During 1995, the Company also began to concentrate on the development and execution of an international marketing and distribution strategy for its products. With the advances the Company has recently achieved in the form of the RapidTool process, the introduction of ProtoForm, RapidSteel, TrueForm and SandForm powders, the introduction of the Sinterstation 2500 System and the recently announced expected availability of Somos 201 and VeriForm powders, the Company believes that it is positioned to capitalize on its competitive advantages through the following strategies:

  Increase Share of Existing Market Applications

  The creation of strong and durable parts, as well as patterns for secondary processes, are two of the fastest growing existing applications in the rapid prototyping industry. The Company believes that its ProtoForm powder has allowed it to become a leading supplier of rapid prototyping systems for use in the production of functional prototypes. The Company anticipates expanding its position in this area by introducing an improved functional prototyping material that gives users the ability to produce parts with significantly improved resolution and surface finish. Additionally, TrueForm powder allows the SLS System user to manufacture non-durable patterns that can be used to fabricate non-durable molds, as well as to create cast parts through investment casting. The Company believes that its TrueForm powder has enhanced DTM's ability to market the SLS Systems to customers in the fast growing pattern segment of the rapid prototyping market. The Company also has been engaged in raising the awareness of users of investment casting technology of the benefits of using TrueForm for the production of high quality cast metal parts. The Company expects to realize increased market share as customer awareness of the benefits of these materials increases.

  Capitalize on RapidTool Process Capability

  DTM plans to pursue a leadership role in metal injection mold insert applications by marketing the proprietary RapidTool process to tool making operations within OEMs, service bureaus and tool manufacturing companies. The Company believes that the successful introduction of its RapidTool process will facilitate the integration of the selective laser sintering technology into manufacturing processes, an area that has experienced limited penetration by other rapid prototyping techniques. The Company intends to improve the RapidTool process by introducing enhancements that will allow for a significant reduction in the cycle time to produce a core or cavity.

  Expand Selective Laser Sintering Materials Offerings

  Based upon recent successful new materials introductions, the Company believes that it has established the requisite expertise and processes with which to further broaden its selective laser sintering materials product line. Preliminary experiments, coupled with the proven diversity of the selective laser sintering materials capability, lead the Company to believe that in the future it should be possible to (i) broaden the performance of the selective laser sintering process to include the production of metal prototype parts, (ii) develop new and improved functional plastic prototyping materials, (iii) broaden the selective laser sintering metal mold inserts product line to include additional durable materials, (iv) introduce an improved RapidSteel materials system which allows for the production in less than 48 hours of epoxy-infiltrated metal molds that have a mold production life of up to approximately 200 parts, an application not efficiently served by current rapid prototyping technology and (v) develop a ceramic-based materials system for the production of tools and parts. The Company believes that as a result of this strategy, recurring sources of revenue, such as materials, will become an increasingly larger portion of total revenues.

  An example of the Company's ability to expand its offering of selective laser sintering materials is the recent introduction of SandForm powder. SandForm powder is used by foundries for the quick and direct production of sand molds and cores for the casting of metal parts. Sand molds and cores are used for casting metal parts worldwide, particularly for the mass production of automotive engine and drive train components. The Company believes that selective laser sintering is the only rapid prototyping technology capable of the direct manufacture of sand molds and cores.

  Broaden SLS System Product Line

  The Company's strategy is to continue to pursue the development of more advanced SLS Systems. An example of this strategy is the Company's recent introduction of the Sinterstation 2500 System, an SLS System with a larger part build chamber than the Sinterstation 2000 System and certain other productivity improvements. The Sinterstation 2500 System, coupled with the Sinterstation 2000 System, provides the Company with a family of SLS Systems to offer to both existing and prospective customers. In addition, the Company has announced that existing owners of its Sinterstation 2000 System will have the ability to upgrade to the performance capability of a Sinterstation 2500 System and that it intends to begin shipping the upgrade in 1997. The Company also intends to introduce during 1997 the Sinterstation 2000 GT System, a system that has the speed and performance capability of the Sinterstation 2500 System with the smaller part build chamber of the Sinterstation 2000 System.

  Expand Distribution Network

  The Company intends to continue to expand its direct sales force, agent network and service and support capabilities. Specifically, the Company intends to increase its direct sales force in Western Europe and North America, establish a direct sales force in the Pacific Rim and extend its agent network into additional key South American, Pacific Rim and Eastern European countries. Expansion of the Company's field service and support functions is expected to parallel the growth of the installed System base. The Company intends to emphasize its commitment to customer support by decentralizing its field service and applications support resources into regional offices, thereby minimizing its response time to customer support requests.

DTM'S SELECTIVE LASER SINTERING TECHNOLOGY

 The Selective Laser Sintering Process

  The Company's SLS Systems employ a combination of software and hardware to produce plastic models, functional prototypes and patterns from powdered materials. The patterns can, in turn, be used for secondary processes such as the production of non-durable molds and investment casting. SLS Systems also can be used to produce metal prototype mold inserts. Customers input designs into the SLS Systems in the form of CAD drawings, typically in STL format, an industry-standard file type that most CAD systems can generate. From the CAD file, SLS Systems quickly and accurately produce models, prototypes, patterns and tooling in the specified shape.

  The Company's selective laser sintering process uses laser energy to sinter powdered material to create solid objects. The object described by the CAD file is built layer by layer using the following technique:

  . As the selective laser sintering process begins, a thin layer of the heat-fusible powder is deposited into the part build chamber.

  . An initial cross-section of the object under fabrication is selectively
    "drawn" on the layer of powder by a heat-generating CO/2/ laser. The interaction of the laser beam with the powder elevates the temperature to the point of melting, fusing the powder particles and forming a solid mass. The intensity of the laser beam is modulated to melt the powder only in areas defined by the object's design geometry.

  . An additional layer of powder is deposited via a roller mechanism on top of the previously scanned layer.

  . The process is repeated, with each new layer fusing to the layer below it. Successive layers of powder are deposited and the process is repeated until the part is complete.

 The RapidTool Process

  The RapidTool process employs selective laser sintering to produce steel/copper composite mold inserts. RapidSteel powder, DTM's polymer-coated steel powder, is placed in the SLS System. A "green" part (which consists of metal powder held together by the polymer) is then produced by using the laser to selectively sinter the polymer binder and effectively bind the metal particles together, replicating the mold inserts described in a CAD file. This part is formed using the same layer by layer manufacturing process that is used to make plastic parts. The green part is dipped in a polymer binder solution that infiltrates the part and, after drying for several hours, gives the green part the hardness necessary for the subsequent process step in a furnace. The furnace cycle consists of a multi-stage firing cycle. The first stage burns out the remaining polymers from the steel matrix, the second stage lightly sinters the metal particles together and the final stage infiltrates copper into the steel matrix. The green part also can be infiltrated with an epoxy material to form a core and cavity capable of producing up to approximately 200 parts on an injection molding machine in the material of choice.

PRODUCTS

 The Sinterstation Systems

  The Sinterstation Systems contain three key hardware modules: (i) the Powder Engine Module, where the laser sinters the powdered material and builds the prototype, model or mold insert; (ii) the Controls Module, which contains the computer and system operator's console for running the SLS Systems; and (iii) the Environment Control Module, which regulates the temperature and atmosphere of the build chamber. The size and number of objects that can be built in the build chamber varies depending on the part size, type of sintering powder used and part configuration. Objects that are larger than the size of the build chamber can often be built in pieces and then assembled with no sacrifice in strength or accuracy.

  The Company has developed a large library of application software designed to control the selective laser sintering process. This software sets parameters and directs the various components of the platform hardware based on the type of material being used in the build process. The Company also has designed a range of service, support and utility software programs to assist customers in optimizing the prototype and mold building process. For example, one of the Company's productivity programs organizes multiple parts within the build chamber for maximum space utilization.

  The Company's SLS Systems can be configured for use with a single powder or for any combination of thermoplastics and metal. The list prices for Sinterstation Systems range from $299,000 to approximately

$500,000, depending on the options selected by the customers. Systems typically include the SLS System platform including all three modules, material handling equipment, documentation, software licenses, licenses for using DTM-supplied powdered material and installation. Some of these options may increase the purchase price of the System. The purchase price also includes a one-week training course in operation of the SLS System for up to two of the customer's personnel.

 Sintering Materials

  The Company's materials are sold in drums. The list prices for the following powdered materials range from $23 to $60 per pound, depending on the material, except for SandForm powder, which sells for $4.50 per pound. Characteristics and uses of selective laser sintering powders available through DTM for use in its Sinterstation Systems are as follows:

     MATERIAL/
  YEAR INTRODUCED        DESCRIPTION         CHARACTERISTICS                 USES
VERIFORM POWDER 1997  DTM-developed     Tough, high strength mate- Designed for testing
                      high resolution   rial creates parts with    functional prototypes in
                      engineering       excellent feature defini-  high stress, harsh envi-
                      thermoplastic     tion in one of several     ronments and other de-
                                        colors                     manding applications
                                                                   where the prototype
                                                                   needs to operate like
                                                                   the final product.
-------------------------------------------------------------------------------------------
SOMOS 201 POWDER      DuPont-developed  Highly ductile rubber-like Flexible functional pro-
1997                  elastomeric en-   material that can with-    totypes of rubber and
                      gineering poly-   stand "under-the-hood"     specialized plastic
                      mer               high temperatures and      parts such as hoses,
                                        harsh environments         gaskets, moldings seals,
                                                                   athletic shoes and medi-
                                                                   cal models.
-------------------------------------------------------------------------------------------
SANDFORM POWDER       Polymer-coated    Interchangeable with ex-   Sand molds and inserts
1996                  zirconium sand    isting sand mold and core  for casting parts in a
                      particles         materials; particle size   variety of metals.
                                        and material characteris-
                                        tics that enable fast pro-
                                        duction of smooth sand
                                        mold patterns
-------------------------------------------------------------------------------------------
TRUEFORM POWDER       DTM-developed     Capable of producing ex-   Patterns for casting
1996                  polymer with      tremely smooth, accurate   single metal parts or
                      very fine parti-  pattern masters            low-quantity plastic
                      cle size and                                 parts with complex geom-
                      spherical shape                              etry; thin wall struc-
                                                                   tures where surface fin-
                                                                   ish is important.
-------------------------------------------------------------------------------------------
RAPIDSTEEL POWDER     DTM-developed     Creates durable metal mold Injection mold core and
1995                  carbon steel      inserts that can produce   cavity inserts for pro-
                      particles with a  thousands of plastic parts totype hard tooling us-
                      special polymer                              ing DTM's RapidTool
                      coating                                      process.
-------------------------------------------------------------------------------------------
PROTOFORM POWDER      DTM-developed     Extremely durable, flexi-  Prototypes with fine de-
1995                  composite mate-   ble and strong; stands up  tail and high strength
                      rial consisting   to harsh chemicals and de- where testing in harsh
                      of nylon and      manding temperature        conditions is required.
                      spherical glass   environments               Can also be used to make
                      particles                                    models.
-------------------------------------------------------------------------------------------
NYLON AND FINE NYLON  Engineering       Durable material that can  Functional prototypes of
1993/1994             thermoplastic     be drilled, painted and    actual products that re-
                                        used in environments simi- quire snap fits. Can
                                        lar to the end product;    also be used to make
                                        offers substantial heat    models.
                                        and chemical resistance
-------------------------------------------------------------------------------------------
POLYCARBONATE         Engineering       Durable and heat resistant Conceptual models and
1991                  thermoplastic                                durable pattern masters
                                                                   for plastic short run
                                                                   tooling, metal invest-
                                                                   ment casting and sand
                                                                   casting.
-------------------------------------------------------------------------------------------

  The Company sells its SLS Systems with the materials capabilities selected by the customer and an initial supply of powders. Thereafter customers can add materials capabilities by purchasing materials start-up modules, which include an initial supply of materials plus the software developed by the Company for optimal processing of that particular material. The Company subcontracts with other manufacturing organizations for the production of sintering materials or obtains those materials directly from the producer. The Company follows a practice of single sourcing materials with these suppliers.

 Other Products

  Along with the Sinterstation Systems and powdered sintering materials, the Company supplies ancillary equipment used for finishing parts as well as processing and handling powdered materials. These products are offered by DTM primarily as a convenience to its customers. However, a specialized furnace used as part of the Company's RapidTool process is manufactured expressly for DTM, which holds the worldwide marketing rights. In addition, DTM is currently the exclusive source of a custom workbench for recycling powder, which is also manufactured solely for the Company.

RESEARCH AND NEW PRODUCT DEVELOPMENT

  The Company's research and development effort focuses on improving core technologies that are critical to future growth. These include development of new materials, as well as improved powder handling technology, laser beam delivery systems and thermal control systems. The Company's development efforts are enhanced through informal development arrangements with key customers, materials suppliers and hardware suppliers. The Company also collaborates on research and development with The University of Texas as well as other universities and research institutions that operate SLS Systems.

  During 1994, 1995 and 1996, the Company devoted approximately $3.8 million, $3.5 million and $4.3 million to research and development, respectively. These expenditures have resulted in ongoing improvement in the selective laser sintering technology. The Company's Sinterstation Systems have been improved significantly since the first commercial sale in 1992, which improvements have resulted in higher degrees of accuracy, reliability and productivity. Recent research and development successes in the powder and process area include the introduction of a second nylon powder in 1994, the commercial release of ProtoForm powder in early 1995, the introduction of the RapidTool process and related RapidSteel powder in late 1995, the commercial release of TrueForm powder in early 1996 and SandForm powder in the third quarter of 1996 and the introduction of the Sinterstation 2500 System in September 1996. The Company recently announced the expected availability of two new powders: Somos 201 powder, a new material supplied by DuPont that yields highly flexible parts with rubber-like characteristics, and VeriForm powder, a significantly improved material for functional prototypes.

  Longer term, the Company believes that the selective laser sintering technology is capable of processing an even wider range of materials, thereby improving the performance of the Company's products in existing applications and advancing the technology into new applications. Based on preliminary experiments, coupled with the proven diversity of the selective laser sintering materials capability, the Company believes that it should be able to
(i) broaden the performance of the SLS System to include the production of prototype metal parts, (ii) develop new and improved functional plastic prototyping materials, (iii) broaden the metal mold inserts product line to include additional durable materials and (iv) develop ceramic materials for the production of special tooling and part applications.

MARKETING AND CUSTOMERS

 Customers

  Rapid prototyping systems are purchased by OEMs, universities, military and defense organizations and service bureaus. Past purchasers of the Company's SLS Systems include The Boeing Company, Eastman

Kodak Company, Fiskars Oy, Ford Motor Company, General Motors Corporation, Hughes Christensen, LG Electronics, Inc. (Goldstar), Mercedes-Benz AG, Pratt & Whitney, Rockwell International Corporation, Samsung Electronics Co., Ltd., Toyota Motor Corporation and Whirlpool Corporation, among others. These customers have purchased SLS Systems in the past and continue to purchase materials from the Company. However, none of such customers individually accounted for a material amount of the Company's sales in 1996. In addition, universities and technical transfer centers in 12 countries had purchased SLS Systems as of December 31, 1996.

  The Company also sells a substantial portion of SLS Systems to service bureaus. Service bureaus typically offer a full line of product design, prototyping and limited-run manufacturing services. They are generally used by companies that may not be able to justify the cost of their own rapid prototyping system, that have elected to outsource rapid prototyping services or that may choose to investigate different technologies before making their own investment in a rapid prototyping system. The Company anticipates that service bureaus will continue to be a major provider of rapid prototyping goods and services. In 1996, 46.5 percent of the Company's revenues were derived from the sales of products and services to service bureaus, and the Company anticipates that service bureaus will continue to provide a significant portion of its revenues. Many of the Company's customers have purchased more than one SLS System and, based on these experiences, the Company anticipates a significant repeat business with its existing customers.

  Generally, the Company's revenues are derived from sales to a wide variety of customers. However, during 1995 approximately 15 percent of total revenues were derived from sales to Compression Inc. In 1994 and 1996, the Company did not have a customer representing 10 percent or more of sales revenues. While the Company anticipates that occasional multiple unit purchases by a single purchaser could result in a large percentage of total sales being concentrated in one customer from time to time, it does not consider itself dependent on any particular customer.

 Product Distribution

  The Company distributes its products in the United States, Canada, Western Europe and key Pacific Rim and South American countries. In the United States and Canada, the Company employs a direct sales force augmented by agents in the Upper Midwest. In Germany, the Company's products are distributed by DTM GmbH, a wholly owned German subsidiary. DTM GmbH is a sales and service organization whose efforts are augmented by sales agents in France, Italy, Portugal, Spain, Sweden and the United Kingdom. The Company also distributes its goods and provides services in the Pacific Rim and South America through a network of agents, including agents in Argentina, Australia, Brazil, China, Hong Kong, India, Indonesia, Japan, Malaysia, Singapore, South Korea and Taiwan. As of December 31, 1996, the Company had shipped SLS Systems to customers in a total of 17 countries.

  DTM's sales agents are selected for their sales and product service capabilities. They generally are experienced in selling products in fields related to rapid prototyping, but agree contractually to represent the Company's products exclusively in the field of rapid prototyping. The sales agents periodically undergo refresher training in SLS System service. Throughout the next year, the Company intends to continue the expansion of its direct sales force, agent network and service and support capabilities.

 Marketing and Sales

  The Company's marketing programs utilize a mix of seminars, trade shows, direct mailings, literature, videos, press releases, telemarketing, brochures and customer and application profiles to identify prospects that match a typical SLS System user profile. The Company also focuses its marketing resources on expanding the use of the selective laser sintering technology by existing customers. This strategy includes marketing SLS Systems, upgrades and related products.

 The Company views ongoing sales to service bureaus as important to its overall business strategy and focuses a significant share of its marketing and selling resources on these target customers. In early 1996, the Company introduced its "DTM OnBoard" marketing program. DTM OnBoard is a strategic partnering effort between DTM and service bureaus. Upon enrollment in DTM OnBoard, the Company trains the service bureau's personnel to promote selective laser sintering applications, conducts joint seminars and direct mail campaigns for sales lead generation and carries out a cooperative marketing program.

  The Company offers an SLS System rental program for customers who wish to test the selective laser sintering technology prior to making a purchase commitment or who wish to get an early start on implementation of the process while waiting for completion of their internal funding process.

SERVICE AND SUPPORT

  The Company maintains a staff of field service and support personnel in Europe and North America. The field service organization is responsible for installations of new SLS Systems and for conducting the Company's warranty service and maintenance program. The Company's sales agents in the Pacific Rim and South America also are trained to service SLS Systems. As a result of the capability of the Company's field service organization and its trained agents, the Company's response time to customer requests for assistance is generally 24 hours or less. The Company's applications support personnel assist customers with SLS System operations and provide advice and assistance on building unusually complicated parts. The applications team also is charged with keeping customers informed of changes and advancements in the selective laser sintering technology or SLS System operating procedures.

  The Company is in the process of decentralizing its field service and applications groups in order to maintain its high level of customer service. In the United States, a service facility was opened in the Detroit area in early 1996. Further decentralization in North America will occur in 1997. The Company has also expanded its Pacific Rim field service capability by establishing a field service office in Singapore in January of 1997.

  The Company provides each new customer with a one-week training course in advance of delivery of its SLS System. The course covers SLS System operation and preventive maintenance procedures, materials and process information, safety training and problem-solving techniques. The class includes formal classroom instruction, guided user-interface simulations and actual SLS System operation in the DTM applications laboratory. Supplemental technical assistance is provided to customers through a telephone customer support line or additional on-site training that can be scheduled at the customer's request. Furthermore, when customers add metal powder capability, the Company provides additional RapidTool process training at its facilities in Austin, Texas.

  The Company's SLS Systems are sold with a comprehensive 12-month warranty on parts and labor, which excludes consumable items and the laser charge. The Company's customers may continue the level of service provided by the initial 12-month warranty by purchasing an annual maintenance contract. The maintenance contract provides comprehensive part and labor coverage, preventive maintenance and software upgrades. Historically, annual maintenance contracts have been purchased for the majority of the Systems sold after expiration of the initial warranty period. For those customers choosing not to purchase annual maintenance contracts, DTM also provides repair and maintenance services on a time and materials basis.

MANUFACTURING

  The Company's manufacturing strategy is based on the outsourcing of major sub-assemblies of the Sinterstation Systems, which include the Powder Engine Module, Controls Module and Environment Control Module. The sub-assemblies are built by different suppliers and shipped to Austin, Texas, for assembly. The Company performs final assembly by connecting the sub-assemblies and adding other key components. The SLS System then is put through extensive calibration and testing, which includes making parts from various materials. A final quality check precedes clean-up and packaging for shipment. Assembly and final testing at the Company's site comprises a 21-day cycle. When the SLS System arrives at the customer's location, DTM personnel install it and perform on-site testing over a period of two to three days. The Company also assembles upgrade packages and, in some cases, installs those packages.

  Procurement lead time for the major sub-assemblies of the SLS Systems can be up to 16 weeks. Due to the Company's long lead time for major sub-assemblies, it places orders for such parts on a forecast basis with the intention of moving raw materials inventory immediately into work in process. The Company involves its suppliers in the design and testing stages of new components in order to improve manufacturability. The Company believes that the benefits of maintaining close relationships with its suppliers are more cost efficient product designs and the ability to control manufacturing costs. While the Company subcontracts for manufacture of SLS System components, powdered sintering materials and accessories from single-source, third-party suppliers, multiple sources exist for almost all of the components of the Company's products.

  The Company's manufacturing facilities in Austin, Texas, are currently configured to assemble and test the SLS Systems. The Company believes that it will have sufficient manufacturing capacity to fulfill demand for its SLS Systems in 1997. The Company expects that it will lease additional space for its operations in late 1997.

INTELLECTUAL PROPERTY

  The selective laser sintering technology was initially developed by researchers at The University of Texas. The first selective laser sintering patent was issued to The University of Texas in 1989. DTM has an exclusive worldwide license from The University of Texas to use the selective laser sintering technology (the "License"), the term of which continues until expiration of the patent rights that are the subject of the License. The License includes the original patents plus a right of first refusal for all improvements thereon. It requires that DTM commercialize the technology, which it has done and continues to do. Under the License, DTM is required to make royalty payments equal to four percent of net sales of SLS Systems and certain powdered materials. In connection with obtaining the License, the Company issued 20,442 shares of Common Stock to The University of Texas. Under the License, The University of Texas reserves the right to practice the patented technology for research and educational purposes. The License can be terminated by The University of Texas (i) if DTM becomes bankrupt or insolvent, (ii) if DTM commits a material breach or default and fails to cure that breach or default within 90 days of notice thereof or (iii) as to foreign jurisdictions, after 1997, if DTM fails to commercialize the technology in that jurisdiction. The License provides that DTM will indemnify The University of Texas from expenses or damages incurred by The University of Texas arising from DTM's use of the licensed subject matter.

  The Company has further refined and improved the selective laser sintering process and materials and has been issued patents in its own name for many of those developments. As of February 5, 1997, the Company owned or had exclusive licenses to 25 U.S. patents and nine pending U.S. applications. As of the same date, the Company owned or had exclusive licenses to four European patents, five pending European applications and five international Patent Cooperation Treaty applications. In addition, the Company owns or has exclusive rights to seven issued patents and 19 pending applications in countries outside of the United States and Europe. Technology that is covered by existing patents or is the subject matter of pending patent applications includes some or all of the following: (i) the fundamental elements of the selective laser sintering process; (ii) related inventions on powder delivery, beam delivery and thermal control; (iii) certain of the sintering powders that DTM has developed; (iv) certain combinations of powdered materials; and (v) certain post-processing steps for part finishing. Pending patent applications cover recent developments in composite materials, as well as specially tailored powder formulations that produce exceptional feature detail and surface finish. It is anticipated that DTM will make additional patent application filings as a result of research currently in progress.

  Some of the Company's patents have been acquired from third parties other than The University of Texas. DTM acquired certain patents in the powdered materials area through assignment from BFGoodrich in 1992. Also in 1992, DTM acquired a patent that was originally issued to Ross Housholder in 1981. The Company believes that the Housholder patent is a pioneer patent in the rapid prototyping field.

  Most of the key claims of the U.S. patents covering selective laser sintering, excluding the Housholder patent, have been submitted internationally. The first European Patent Convention patent, which was issued by the European Patent Office ("EPO") in December 1994, gives patent protection in Austria, Belgium, France,

Germany, Italy, the Netherlands, Sweden, Switzerland and the United Kingdom. However, this patent is the subject of an opposition proceeding before the EPO that was initiated by a competitor of the Company. The competitor initially alleged that the patent claims have been the subject of an unallowable amendment and that the subject matter is not novel and does not involve an inventive step. The Company received a favorable initial ruling from the EPO in response to these allegations. However, the competitor has recently filed papers before the EPO that again allege the patent is invalid, citing new arguments for its positions. The Company has responded to these arguments and intends to continue to defend the validity of this patent vigorously. The Company is the plaintiff in a lawsuit in the United States involving claims of infringement of certain of the Company's patents and has initiated similar litigation in Europe. See "Business--Legal Proceedings."

  The Company has three trademarks registered with the U.S. Patent and Trademark Office and has filed applications for registration in the United States of an additional five trademarks.

LEGAL PROCEEDINGS

  DTM filed an action in the United States District Court for the Eastern District of Wisconsin in October 1995 against three parties who are operating an SLS System. DTM alleges that the defendants willfully infringed a DTM patent. In June 1996, DTM amended its lawsuit to also assert that one of the defendants breached an oral settlement agreement. The Company seeks injunctive relief, damages and attorneys fees. The defendants have denied infringement and the existence of an oral settlement agreement, and the defendants seek attorneys fees. The defendants have also asserted the affirmative defenses of patent invalidity, implied license, failure to mark patented articles, patent unenforceability and invalidity of the oral settlement agreement. Discovery commenced in late 1995. In a subsequent filing, one of the defendants also has asserted claims against DTM and BFGoodrich for violation of state and federal antitrust laws. That defendant seeks injunctive relief as well as damages and attorneys fees. DTM and BFGoodrich have indicated that they believe that the subsequent counter and cross claims for violation of antitrust laws are without merit. It is not possible at this time to predict the outcome of this proceeding, although a ruling unfavorable to the Company could have a material adverse effect on the Company's business and financial performance.

  The Company initiated patent infringement litigation in March 1996 in the 3rd Chamber--1st section of the Court of Paris, France against EOS GmbH ("EOS"), a German competitor, against EOS S.A (France) and against one of EOS's customers. The Company also initiated patent infringement litigation in April 1996 in the County Court No. 1 in Munich, Germany against EOS and one of EOS's customers, and in December 1996 initiated similar litigation in the court of Pinerolo, Italy, against EOS and one of EOS's customers. In each of these cases, the Company has alleged that EOS is selling rapid prototyping systems in Europe that make unauthorized use of selective laser sintering technology covered by the European patent under which DTM has exclusive rights. The Company seeks injunctive relief plus damages. It is anticipated that this litigation will be pursued in conjunction with the EPO proceeding in which EOS has opposed the validity of that European patent. It is not possible at this time to predict the outcome of these proceedings. See "Business-- Intellectual Property."

COMPETITION

  The market for rapid prototyping systems and materials is highly competitive. Several United States-based companies other than DTM are in various stages of developing and marketing rapid prototyping systems and services. These companies include 3D Systems Corporation ("3D Systems"), BPM Technology, Inc., Helisys, Inc. ("Helisys"), Sanders Prototype, Inc., Soligen Technologies, Inc. and Stratasys, Inc. ("Stratasys"). Of these, 3D Systems, Helisys and Stratasys compete with DTM on a worldwide basis. The Company also faces competition in various regions outside North America from companies such as EOS and several Japanese companies, including CMET (Mitsubishi) and D-MEC (Sony-JSR).

  A number of the companies participating in the rapid prototyping industry have developed or may be developing desk-top systems that are sold or will be sold primarily on the basis of price. DTM believes that these companies include 3D Systems, BPM Technology, Inc., Denken Engineering Co., Ltd., Helisys, Kira Corporation, Sanders Prototype, Inc. and Stratasys, among others. Their products are based on ink jet printing, plastic extrusion or paper laser cutting and laminating technologies. The Company expects that low-end products eventually will be priced at less than $50,000. Competing for the low-end desk-top market segment is not part of the Company's business strategy and the Company does not consider the desk-top systems to provide competition in the high end of the market.

  The Company believes that its principal competitors for the plastic model, functional prototype and pattern-creation segments of the rapid prototyping market are 3D Systems, EOS and CMET (Mitsubishi). They employ a stereolithography ("SLA")-based process that utilizes ultraviolet light sources to polymerize liquid monomers into a solid plastic object. 3D Systems was the first company to commercially introduce rapid prototyping technology. The Company competes with 3D Systems on a worldwide basis and anticipates that its competition with CMET (Mitsubishi) primarily will be confined to Japan. EOS, located in Munich, Germany, markets systems based on both SLA and SLS technologies, principally in Western Europe. EOS has been sued in Germany by DTM for infringement of selective laser sintering technology patents. See "Business--Intellectual Property" and "Business--Legal Proceedings." The Company considers a process marketed by 3D Systems to be potential worldwide competition for its RapidTool process and an EOS process to be a competitor of the RapidTool process in Europe.

  The Company competes for business with other rapid prototyping companies primarily on the basis of product performance, reliability, accuracy and versatility, as well as price and product service. The Company also competes for business with conventional machining and milling techniques, which continue to be the most common methods by which plastic models, functional prototypes and tool inserts are manufactured.

EMPLOYEES

  At December 31, 1996, the Company had 114 employees. Approximately 36.0 percent of the Company's employees are involved in engineering, research and development and engineering product support. The remaining employees are engaged in sales, marketing, finance and administration. None of the Company's employees is represented by a union, and the Company has no prior experience with a work stoppage. The future success of the Company depends on its ability to attract and retain a qualified work force including employees with critical engineering and selling skills.

FACILITIES

  The Company currently occupies a 30,000-square foot facility at 1611 Headway Circle, Building 2, Austin, Texas. The Company's lease on this facility expires November 30, 1997, at which time the Company has an option to renew the lease at then-current market rates. This facility houses the bulk of the Company's operations except for off-site sales offices located in various areas of the United States and offices of the Company's German subsidiary, which are leased. The Company also leases a warehouse in Austin, Texas, primarily for the purpose of maintaining an inventory of selective laser sintering powders. DTM expects that such facilities will be sufficient to support the Company's operations through the remainder of 1997. The Company expects that it will acquire additional space for its operations in late 1997. See "Business--Manufacturing."

                                  MANAGEMENT

EXECUTIVE OFFICERS, DIRECTORS AND OTHER MANAGEMENT PERSONNEL

  The executive officers and directors of the Company and their ages as of March 31, 1997 are set forth below. All directors were re-elected on March 18, 1997. The term of each director will continue until the 1998 annual meeting of the Company's shareholders.

 EXECUTIVE OFFICERS AND
       DIRECTORS          AGE                             POSITION
 ----------------------   ---                             --------
D. Lee Tobler...........   63 Chairman of the Board and Director
John S. Murchison, III..   56 Chief Executive Officer, President and Director
Michael A. Ervin,
 Ph.D. .................   54 Vice President, Engineering
Uday Bellary............   42 Vice President, Chief Financial Officer, Treasurer and Secretary
Thomas L. Lee...........   43 Vice President, Marketing
Marshall O. Larsen......   48 Director
Alexander MacLachlan....   64 Director
Thomas G. Ricks.........   44 Director
Steven G. Rolls.........   42 Director
    OTHER MANAGEMENT
       PERSONNEL
    ----------------
Klaus J. Esser..........   52 Vice President, European Sales, DTM GmbH
Kevin McAlea, Ph.D. ....   38 Director of Process and Materials Research
Dennis K Medler.........   50 Vice President, Pacific Rim and South American Sales

  D. Lee Tobler is Chairman of the Board of the Company. He has served in that capacity since March 1996 and as a director since September 1993. Mr. Tobler is currently Executive Vice President and Chief Financial Officer of BFGoodrich, the Company's majority shareholder, having joined BFGoodrich in those capacities in early 1985 and having served as a director of BFGoodrich since April 1988. Mr. Tobler is a member of the Company's Audit, Compensation and Financial Policy Committees.

  John S. Murchison, III joined the Company as Chief Executive Officer and President in September 1990. He was a Director of the Company from September 1990 through September 1993 and currently serves as a Director, having been again elected as a member of the Board of Directors in March 1996. Prior to joining the Company, Mr. Murchison was a General Manager for The Pratt Group, a privately held Australian-based company with worldwide holdings in packaging, insurance, banking and trading, from 1987 to 1990.

  Michael A. Ervin, Ph.D., the Company's Vice President, Engineering, joined DTM in April 1993. He had 22 years of experience in manufacturing, research and development with DuPont prior to joining DTM. Most recently, he was Vice President of Research and Development for DuPont's Imaging System and Medical Products Sector from 1990 to 1992.

  Uday Bellary joined the Company in February 1997 as Vice President, Chief Financial Officer, Secretary and Treasurer. Prior to joining DTM, he served as Director of Finance for Cirrus Logic, Inc., a manufacturer of semiconductor chips, having served that company in various finance and accounting functions, since May 1990. Prior to that, he was with Intel Corporation, Conner Peripherals, Inc., Pritchard Services PLC and Price Waterhouse LLP. Mr. Bellary is also a certified public accountant.

  Thomas L. Lee joined the Company in October 1995 as Vice President, Marketing. From February 1993 to September 1995, Mr. Lee was a Marketing Consultant for Foundation Marketing. He was a Division Marketing Manager for Tektronix, Inc., a manufacturer of test and measurement instrumentation systems from October 1991 to February 1993. From July 1990 to October 1991, he was a marketing manager for Sequent Computer Systems. More than 12 years of his career were spent in marketing and management roles at Intel Corporation.

  Marshall O. Larsen has served as a Director of the Company since January 1996. Mr. Larsen is the President and Chief Operating Officer of BFGoodrich Aerospace, one of two major business segments of BFGoodrich. He joined BFGoodrich in 1977 and has served in various managerial positions, including assistant to the President, and most recently, Group Vice President, BFGoodrich Aerospace. He is a member of the Company's Compensation and Financial Policy Committees.

  Alexander MacLachlan has served as a Director of the Company since March 1996. From December 1994 to March 1996, Mr. MacLachlan served as Deputy Under Secretary for the U.S. Department of Energy with oversight responsibilities for technology transfer and laboratory operations. Prior to that time, he held the position of Senior Vice President, Research and Development, and Chief Technical Officer for DuPont beginning in 1986. He is a member of the Company's Audit Committee.

  Thomas G. Ricks has served as a Director of the Company since May 1988. From August 1991 to March 1996, he served as Chairman of the Board of the Company. Since March 1996, he has served as President and Chief Executive Officer of The University of Texas Investment Management Company, a non-profit corporation engaged exclusively in providing investment management services to the Board of Regents of The University of Texas, a minority shareholder in the Company. From August 1988 through March 1996, he held several financial and asset management positions at The University of Texas. Mr. Ricks serves as a member of the Audit, Compensation and Financial Policy Committees of the Board of Directors. Mr. Ricks also is a director of the Newfield Exploration Company and BDM International, Inc.

  Steven G. Rolls has served as a Director of the Company since August 1994. Mr. Rolls joined BFGoodrich as a Financial Analyst in 1981 and progressed through a number of positions, including, most recently Vice President, Finance of BFGoodrich Aerospace from 1989 until being elected Vice President and Controller of BFGoodrich in 1993. He is a member of the Company's Audit and Financial Policy Committees.

  Klaus J. Esser joined DTM GmbH in 1993 as Sales Engineer, Germany, and was subsequently appointed Vice President, European Sales. Prior to joining DTM GmbH, Mr. Esser was Sales Manager, Northern Europe, GUS and Middle East, with 3D Systems GmbH, having joined that company in 1989. Prior to working in the rapid prototyping industry for DTM GmbH and 3D Systems GmbH, he served in sales, technical service and engineering capacities for companies in the automotive and materials testing fields.

  Kevin McAlea, Ph.D., has been the Director of Process and Materials Research since joining DTM in March of 1993. Dr. McAlea is responsible for managing the development of new selective laser sintering materials and applications. Before joining DTM, he spent more than eight years in materials research and development for General Electric Company ("GE"). His last position was managing the Polymer Physics Program at GE's Corporate Research and Development Center.

  Dennis K Medler joined the Company as Executive Vice President, Sales and Marketing in September 1993, and was subsequently appointed as Vice President, Pacific Rim and South American Sales in July 1995. He initially worked for DTM as Vice President, Sales and Marketing from 1988 to 1990 as the Company entered the rapid prototyping industry. From April 1991 to December 1992, Mr. Medler served as Vice President, Sales and Marketing of 3D Systems and from January 1993 to September 1993, he served in a similar position with Point Control Company, a software company.

EXECUTIVE COMPENSATION

  The following table sets forth information concerning compensation of the Company's Chief Executive Officer and its two other most highly compensated executive officers (collectively, the "Named Officers") having annual cash compensation of $100,000 or more for services rendered in all capacities to the Company during the fiscal year ended December 31, 1996:

                          SUMMARY COMPENSATION TABLE

                             ANNUAL COMPENSATION   LONG TERM COMPENSATION
                             --------------------------------------------
                                                   SECURITIES UNDERLYING   ALL OTHER
NAME AND PRINCIPAL POSITION    SALARY      BONUS       OPTIONS(#)(1)      COMPENSATION
---------------------------  ------------ ------------------------------- ------------
John S. Murchison, III,
 President..............     $    150,000      --         100,528          $1,301(2)
Michael A. Ervin, Vice
 President,
 Engineering............          140,000      --          50,264                --
Thomas L. Lee, Vice
 President, Marketing...          120,000      --          21,990                --

--------
(1) Consists of immediately exercisable options to be issued upon conversion of SARs granted under the Equity Appreciation Plan in connection with the closing of the Offering described herein. The number of SARs granted was as follows: Murchison, 160,000 units; Ervin, 80,000 units; and Lee, 35,000 units. See "Management--Equity Appreciation Plan."
(2) Consists of portions of club membership dues attributable to personal use.

  The following table sets forth information regarding the exercise and value of EAP Options held at December 31, 1996 by the Named Officers:

  AGGREGATED OPTION EXERCISES IN LAST FISCAL YEAR AND FISCAL YEAR END OPTION
                                    VALUES

                                                                  NUMBER OF
                                                                 SECURITIES             VALUE OF
                                                                 UNDERLYING           UNEXERCISED
                                                                 UNEXERCISED          IN-THE-MONEY
                                                                 OPTIONS AT            OPTIONS AT
                                                             FISCAL YEAR END (#) FISCAL YEAR END ($)(1)
                                                             ------------------- ----------------------
                          SHARES ACQUIRED                       EXERCISABLE/          EXERCISABLE/
          NAME            ON EXERCISE (#) VALUE REALIZED ($)    UNEXERCISABLE        UNEXERCISABLE
          ----            --------------- ------------------ ------------------- ----------------------
John S. Murchison, III..        --               --               0/100,528            $0/580,224
Michael A. Ervin........        --               --                0/50,264             0/290,112
Thomas L. Lee...........        --               --                0/21,990             0/126,924

--------
(1) Represents the value of immediately exercisable EAP Options to be issued in connection with the closing of the Offering, at the Offering price of $8.00 per share less the weighted average exercise price of the EAP Options.

DIRECTOR COMPENSATION

  In March 1996, the Company instituted a program under which its non-employee, non-affiliated directors are paid an annual retainer of $15,000, a fee of $1,000 for each board meeting attended and a fee of $800 for each committee meeting attended. The Company permits directors to defer all or part of their compensation, if they so choose. Under these arrangements, the only directors who are eligible to receive compensation are Messrs. Ricks and MacLachlan. Mr. Ricks' compensation is payable to The University of Texas Investment Management Company.

EQUITY APPRECIATION PLAN

  In January 1995, the Company established the DTM Corporation Equity Appreciation Plan. An aggregate of 10,000,000 phantom stock units were created thereunder, and 1,000,000 of such units were allocated for the issuance of a like number of phantom stock appreciation rights ("SARs") to employees of the Company. The value of each phantom stock unit as of any date is equal to the fraction obtained by dividing the total value of the Company (as determined under the Equity Appreciation Plan) as of such date by 10,000,000. The total value of DTM as of any date is deemed for purposes of the Equity Appreciation Plan to be equal to a valuation of DTM, using a methodology approved by the Board of Directors, as of the end of the immediately preceding fiscal year made by an independent third party, subject to approval of the Board of Directors.

  Of the 1,000,000 authorized SARs, 993,500 have been granted to eligible employees and are outstanding as of the date of this Prospectus. All employees of the Company participated in the Equity Appreciation Plan as of February 15, 1997. Each granted SAR represents the right to receive the dollar amount of any appreciation in the value of one phantom stock unit between the date on which the SAR is granted and the date on which it is exercised. While the SARs are not exercisable until the occurrence of a "Change of Control" (as defined in the Equity Appreciation Plan), upon the date of execution of the underwriting agreement relating to the Offering (the "Conversion Date"), all SARs then outstanding will convert into immediately exercisable options to acquire Common Stock ("EAP Options"). The 993,500 SARs outstanding as of the date of this Prospectus will convert into EAP Options to acquire an aggregate of an estimated 624,224 shares of Common Stock. Options to purchase 507,045 shares of Common Stock (those options arising from the conversion of SARs awarded in 1995) will be exercisable for $2.23 per share. The remaining options to purchase 18,221 and 98,958 shares of Common Stock (those options arising from the conversion of SARs awarded in 1996 and 1997) will be exercisable for $14.67 and $13.53, respectively, per share. Each EAP Option will continue to be exercisable through the tenth anniversary of the grant of the SAR from which it was converted. Each holder of an EAP Option may exercise it in full or in part. EAP Options are only exercisable for cash.

  The conversion of SARs into immediately exercisable EAP Options, certain of which will have exercise prices substantially less than the market price per share of Common Stock on the Conversion Date (such market price being deemed for such purposes to be equal to the Offering price) will result in the recognition by the Company of a non-recurring, non-cash compensation expense measured by the difference between the aggregate market value of the shares of Common Stock subject to such options and the aggregate exercise price of such options (approximately $2.9 million). Such compensation expense is expected to materially adversely affect operating results in the quarter and year in which it becomes probable that the closing of the Offering will occur.

  In March 1996, the Board of Directors capped at 1,000,000 the aggregate number of SARs that can be granted under the Equity Appreciation Plan.

STOCK OPTION PLAN

  In January 1996, the Company adopted the DTM Corporation Stock Option Plan (the "Option Plan"), which authorizes the Compensation Committee of the Board of Directors (the "Compensation Committee") to grant options to key management employees to acquire up to 357,755 shares of Common Stock, at option prices of not less than 100 percent of the fair market value of the Common Stock on the date of grant. No options have been granted under the Option Plan.

  Under the Option Plan, options are granted upon terms and conditions established by the Compensation Committee, which terms and conditions include the option price, the term of the option (which in no event shall exceed 10 years), the status of the option as a non-incentive stock option, or an incentive or other statutory stock option, the date on which the option will first become exercisable, and the type of consideration that may be used to exercise an option, which may include existing shares of the Common Stock. Options granted under the Option Plan will vest in three separate installments with 35 percent of the options granted becoming exercisable on the first anniversary date of the option grant, 35 percent becoming exercisable on the second anniversary date and 30 percent becoming exercisable on the third anniversary date. The Compensation Committee also has the right to determine the length of time, if any, following the termination of an optionee's employment by reason of death, disability or retirement during which an outstanding option may remain exercisable, except that in no event may an option remain exercisable for more than 10 years after the date of grant. The Option Plan also authorizes the Compensation Committee to grant stock appreciation rights, pursuant to which stock options may be surrendered to the Company in exchange for consideration equal to the difference between the option price and the fair market value of the Common Stock on the date of surrender.

  All grants of options will be subject to agreements between the Company and the optionee, which will contain the terms and conditions of the option and will bind the optionee to any temporary restrictions on sales of Common Stock required by the underwriters in any public offering of the Common Stock.

MANAGEMENT INCENTIVE PLAN

  In January 1996, the Company adopted the DTM Corporation Management Incentive Plan (the "MIP Plan"), which provides for the grant of incentive compensation to key management employees who have the potential to positively influence the performance of the Company, as a reward for levels of performance above the ordinary performance standards compensated by base salary.

  Under the MIP Plan, each participant is assigned a "cash bonus target" of 20 to 50 percent of base salary, depending upon the management level of the particular individual. Each year, the Compensation Committee creates corporate performance measures, establishes targets for each such measure and, if it so chooses, assigns different weights to each measure. The MIP Plan is structured so that if each measure is met precisely, the MIP Plan establishes a bonus equal to each individual's cash bonus target. If the performance measures are exceeded, or if they are not met, a greater or lesser bonus is paid, depending upon the extent to which actual performance varies from the performance target and the weights given to the particular performance measures. Under the MIP Plan, minimum thresholds are established that must be reached if any bonus is to be paid. If the minimum thresholds are met or exceeded, the bonus payable will be between 50 percent and 150 percent of the individual's cash bonus target. The corporate performance measures that may be used by the Company in any given year may include net income, pretax income, consolidated operating income, operating income return on net capital employed, cash flow, working capital, return on equity, return on assets and earnings per share. The Compensation Committee and the Company's management have discretion to adjust individual bonus payments up or down on a case-by-case basis.

  Prior to 1997, no amounts were payable under the MIP Plan. Targets for 1997 are based on net profit and free cash flow milestones. No payments are due to be paid until early 1998, assuming threshold performance targets are met.

COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

  The Compensation Committee of the Board of Directors was formed in April 1990. During 1996, the members of the Compensation Committee were Messrs. Larsen, Ricks and Tobler. The Compensation Committee oversees administration of the Company's employee benefit plans and compensation policies.

                              CERTAIN TRANSACTIONS

SHAREHOLDERS' AGREEMENT

  The Company and all of its existing shareholders are parties to a shareholders' agreement (the "Shareholders' Agreement") that was originally entered into in March 1988, and has been amended periodically since that time, having been significantly amended and restated in late 1989 in connection with BFGoodrich's initial involvement in the Company, and amended and restated again in April 1996. Most of the provisions of the Shareholders' Agreement will terminate as of the completion of the Offering. The following summary of the Shareholders' Agreement is qualified in its entirety by reference to the full Shareholders' Agreement, which is filed as Exhibit 10.9 to the Registration Statement of which this Prospectus is a part.

  Under the Shareholders' Agreement, the existing DTM shareholders have certain rights of participation in public offerings by the Company of Common Stock, sometimes referred to as "piggyback" registration rights.

These rights continue for the benefit of the parties to that agreement who are not eligible to sell shares of Common Stock absent registration under the Securities Act of 1933, as amended (the "Securities Act"). However, if the underwriter of such an offering determines that not all shares tendered for a public offering can be sold, then the shares tendered by each shareholder will be reduced proportionately. Participating shareholders must enter into underwriting agreements, make representations and share in registration and filing fees. DTM is obligated to pay all other costs associated with a public offering and must indemnify shareholders for certain liabilities that could arise in the context of a registered public offering of Common Stock. Shareholders have a reciprocal obligation of indemnification for information supplied by them. Shareholders' registration rights terminate when two conditions are met: (a) there is a public market for the Common Stock; and (b) their Common Stock can be sold pursuant to Rule 144 under the Securities Act.

  One shareholder expressed interest in exercising its registration rights in connection with the Common Stock offered at the time of the Offering. Its shares have been included to the extent described herein. See "Principal and Selling Shareholders." Following the Offering described herein, it is expected that only BFGoodrich will have ongoing registration rights.

  Under the Shareholders' Agreement, shares of Common Stock are subject to restrictions on transfer until such time as there is a public market for the Common Stock. In addition, the Shareholders' Agreement contains a methodology whereby the Common Stock can be valued in advance of the existence of a public market for purposes of exercises of rights of first refusal and for certain other purposes thereunder. The Shareholders' Agreement terminates automatically, except for the obligations related to compliance with securities laws on transfer and certain registration rights, when there is a public market for the Common Stock, as defined in the Shareholders' Agreement. The remaining provisions of the Shareholders' Agreement may be terminated only by shareholders holding 85 percent of the outstanding shares subject to that agreement.

  In April 1996, the Shareholders' Agreement was substantially amended and restated. Provisions that had been amended or superseded, or that had expired, either by agreement or the passage of time were deleted and various amendments were incorporated. A provision allowing certain minority shareholders to initiate an initial public offering of the Common Stock was deleted, with BFGoodrich agreeing to deletion of a corresponding provision allowing it to purchase minority shares in lieu of a shareholder-initiated initial public offering. Special provisions granting BFGoodrich certain representation rights on the Board of Directors, and committees thereof, were deleted. The survival of registration rights after an initial public offering of the Common Stock was limited to those parties who were parties to the Shareholders' Agreement at the time of the amendment and restatement in April 1996. Finally, certain rights to include minority shares in a sale of outstanding Common Stock were revised to terminate at the time of an initial public offering.

INDEMNIFICATION AND LIABILITY OF OFFICERS AND DIRECTORS

  The Company's directors and officers are granted certain indemnities by virtue of the Articles of Incorporation and Bylaws of the Company. Under the Articles of Incorporation, directors cannot be held liable to shareholders for monetary damages except in the event of breach of the duty of loyalty, bad faith, intentional misconduct or knowing violations of law and certain other specified events. The Bylaws of DTM also contain provisions consistent with Texas law providing for indemnification of directors, officers, employees and agents acting on behalf of the Company. There is no pending litigation or proceeding involving a director or officer of the Company as to which indemnification is being sought. The Company is not aware of any pending or threatened litigation that could result in claims for indemnification by any director or officer.

  Individuals who serve as directors and executive officers of the Company have been included in the directors and officers insurance coverage of BFGoodrich, as part of the insurance program that BFGoodrich maintains for its business units and subsidiaries. However, the Company plans to transfer to independent coverage effective upon the consummation of the Offering. DTM directors who are also employees of BFGoodrich are entitled to indemnification pursuant to BFGoodrich's bylaws. Furthermore, BFGoodrich's bylaws provide for discretionary indemnification for certain other persons acting as officers or directors of its subsidiaries.

BFGOODRICH DEBT CONVERSION

  BFGoodrich and the Company have agreed that, simultaneously with the closing of the Offering, the Company will issue 187,500 shares of Common Stock to BFGoodrich in satisfaction of $1.5 million of indebtedness owed to BFGoodrich by the Company, effectively converting such indebtedness into Common Stock at a price of $8.00 per share. The Company and BFGoodrich agreed to effect the BFGoodrich Debt Conversion in order to enhance the Company's net tangible assets (so as to exceed the Nasdaq National Market's quantitative designation criteria in this regard) and its prospective covenant compliance under the line of credit it expects to obtain from Texas Commerce Bank, as described under "Management's Discussion and Analysis of Financial Condition and Results of Operations--Liquidity and Capital Resources."

OUTSTANDING LINES OF CREDIT; FINANCING TRANSACTIONS

  The Company has outstanding lines of credit with NationsBank of Texas, N.A. National City Bank of Cleveland, Ohio, and Texas Commerce Bank National Association for $4.7 million, $3.5 million and $4.0 million, respectively. As of March 31, 1997, the Company had outstanding $11.8 million under these credit facilities. BFGoodrich has issued to NationsBank, National City Bank and Texas Commerce Bank comfort letters on behalf of DTM in connection with these credit lines. These lines of credit expire as of July 31, 1998. In addition, BFGoodrich has provided to the Company an additional line of credit in the amount of $4.0 million. As of March 31, 1997, the Company had outstanding the full $4.0 million available under the BFGoodrich line of credit. This line of credit bears interest at a rate equal to the prime commercial lending rate of Citibank, N.A. The BFGoodrich line of credit matures July 31, 1998 or, if earlier, at the time of completion of the Offering of Common Stock described herein. The Company has committed to prepay and terminate all of the borrowing facilities referred to above shortly following completion of the Offering and the BFGoodrich Debt Conversion. The Company plans to replace them with a stand-alone commercial borrowing facility that would be available to finance its then current operations, including temporary cash shortages, or to meet future, currently unforeseen cash needs. See "Management's Discussion and Analysis of Financial Condition and Results of Operations."

CERTAIN ARRANGEMENTS WITH BFGOODRICH

  The Company is a party to a tax allocation agreement with BFGoodrich. This agreement provides for DTM to receive credit from BFGoodrich equal to the tax benefit related to the losses DTM creates, to the extent that those losses are utilized in the consolidated federal income tax return of BFGoodrich. As a result of the sale of shares of Common Stock in the Offering described herein, the ownership of outstanding Common Stock by BFGoodrich will decrease to less than 80 percent. In that event, BFGoodrich will not be able to include DTM's income or loss in BFGoodrich's consolidated federal income tax return effective as of the time the 80 percent threshold is no longer met and, consequently, DTM would lose the potential future benefit of the tax allocation agreement between DTM and BFGoodrich. While DTM would be able to use loss carryovers accrued during the time before the Company's taxes were consolidated with those of BFGoodrich, these carryovers are subject to significant annual limitations due to substantial changes in DTM's ownership.

  In addition, BFGoodrich currently provides tax administration services and participation in a group program for various types of insurance on a regular basis, along with certain treasury and legal assistance on a periodic basis. These arrangements are provided either at no cost to the Company or on terms that could be considered more favorable to the Company than those that would be available to DTM in arms-length transactions with unrelated vendors, principally because DTM is able to take advantage of cost efficiencies experienced by BFGoodrich due to the size of its operations. The Company expects that DTM will continue to participate in many of these arrangements after the Offering, until such time as BFGoodrich no longer owns a significant interest in the Company. However, DTM may be ineligible to take part in some insurance programs and certain other arrangements once BFGoodrich no longer owns a majority of the outstanding Common Stock. Either party has the option to terminate any of such arrangements at any time. See "Risk Factors--Loss of Tax Allocation Agreement and Other Benefits from BFGoodrich."

  As of December 31, 1996, the Company had payables outstanding to BFGoodrich in the approximate amount of $614,000, relating to various transactions involving income taxes, accrued interest, payroll taxes and certain insurance.

  In December 1992, BFGoodrich transferred to DTM the intellectual property rights used in its business of developing and selling powdered materials for SLS Systems, in exchange for Common Stock. In connection with that transfer, BFGoodrich entered into a non-competition agreement with DTM, in which BFGoodrich agreed not to compete with DTM in the development or manufacture of materials for use in DTM's SLS Systems, or of selective laser sintering systems themselves. This agreement will expire on the fifth anniversary of the date that BFGoodrich no longer owns, directly or indirectly, more than 50 percent of DTM's voting stock.

CERTAIN MATTERS AFFECTING CORPORATE GOVERNANCE

  Mr. Ricks was elected to the Board of Directors pursuant to a license agreement between the Company and The University of Texas, which agreement grants The University of Texas the right to maintain one Director on the Company's Board. The University of Texas, however, has agreed to the deletion of that provision contemporaneously with the closing of the Offering. Until the March 1996 annual meeting of the Company's shareholders, BFGoodrich had the right, under the Shareholders' Agreement, to nominate directors proportionate to its percentage ownership of outstanding Common Stock, subject to the rights of The University of Texas to elect one director. Preceding the 1997 annual meeting of shareholders, BFGoodrich proposed the nomination of Messrs. Larsen, MacLachlan, Murchison, Ricks, Rolls and Tobler. Messrs. MacLachlan, Murchison and Ricks are not employees of BFGoodrich and have no understandings with BFGoodrich in connection with their nomination or service as directors of the Company. Messrs. Larsen, Rolls and Tobler are BFGoodrich employees and serve on the Board of Directors at the request of BFGoodrich but subject to the duties and responsibilities of directors under Texas corporate law. Due to the large percentage of shares of Common Stock held by BFGoodrich, BFGoodrich may be able to control the Board of Directors and could determine the outcome of matters submitted to the Company's shareholders for their vote or consent.

ROYALTIES

  In return for the exclusive, worldwide license from The University of Texas for use of the selective laser sintering process patent, the Company is obligated to pay The University of Texas a royalty equal to four percent of net sales of SLS Systems and certain powdered materials. From the Company's first commercial sale of an SLS System through December 31, 1994, DTM had paid The University of Texas $134,000 of royalties attributable to sales of licensed products. This amount was less than required under the License. Upon the application of certain credits due DTM by The University of Texas, the parties agreed that the net balance due The University of Texas from DTM as of December 31, 1994 was $403,000, which was paid as agreed in eight quarterly payments, plus interest, commencing in January 1995. Royalties on sales commencing January 1, 1995 are paid currently in accordance with the terms of the License. Through December 31, 1996, royalties to The University of Texas paid or accrued by the Company totaled approximately $1.6 million. See "Business--Intellectual Property."

                      PRINCIPAL AND SELLING SHAREHOLDERS

  The following table sets forth certain information regarding the beneficial ownership of the Common Stock as of March 31, 1997 by (i) DTM Holdings, Ltd. (the "Selling Shareholder") and the number of Shares to be sold by it, (ii) each other person known to the Company to be the beneficial owner of more than five percent of the outstanding Common Stock, (iii) each director of the Company, (iv) each of the Named Officers and (v) all directors and executive officers of the Company as a group. Except as otherwise indicated below, the Company believes that each person listed below has sole voting and investment power with respect to the shares owned, subject to applicable community property laws. The address of each individual is in care of the Company, 1611 Headway Circle, Building 2, Austin, Texas 78754.

                                SHARES BENEFICIALLY           SHARES BENEFICIALLY
                                OWNED PRIOR TO THE              OWNED AFTER THE
                                 OFFERING AND THE              OFFERING AND THE
                                    BFGOODRICH                    BFGOODRICH
                                DEBT CONVERSION(1)            DEBT CONVERSION(1)
NAME AND ADDRESS OF BENEFICIAL  -------------------   SHARES  ----------------------
  OWNER OR IDENTITY OF GROUP      NUMBER    PERCENT   OFFERED   NUMBER    PERCENT
------------------------------  ----------- -------   ------- ----------- ----------
The BFGoodrich Company(2)..       2,969,690    91.55%     --    3,157,190    50.25%
 4020 Kinross Lakes Parkway
 Richfield, Ohio 44286-9368
DTM Holdings, Ltd.(3)......         192,547     5.94% 186,809       5,738        *
 c/o Bradley A. Fowler
 Financial Services Austin,
 Inc.
 707 Southwest Tower
 211 E. 7th Street
 Austin, TX 78701
D. Lee Tobler(4)...........       2,969,690    91.55%     --    3,157,190    50.25%
John S. Murchison, III(5)..         100,528     3.01%     --      100,528     1.57%
Michael A. Ervin(5)........          50,264     1.53%     --       50,264        *
Uday Bellary(5)............          50,264     1.53%     --       50,264        *
Thomas L. Lee(5)...........          21,990        *      --       21,990        *
Marshall O. Larsen(4)......       2,969,690    91.55%     --    3,157,190    50.25%
Alexander MacLachlan.......             --        --      --          --        --
Thomas G. Ricks(6).........          20,442        *      --       20,442        *
Steven G. Rolls(4).........       2,969,690    91.55%     --    3,157,190    50.25%
All directors and executive
 officers as a group
 (9 persons)...............       3,213,179    92.69%     --    3,400,679    52.27%

--------
 * Less than one percent.
(1) Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and generally includes voting or investment power with respect to securities. In accordance with such rules, EAP Options are assumed to be exercised to the extent held by the person whose beneficial ownership is shown.
(2) BFGoodrich will beneficially own 2,853,290 shares, 45.41% of those outstanding (or 41.33% assuming the exercise of all EAP Options), after the Offering (and the BFGoodrich Debt Conversion) if the Underwriters' over-allotment option is exercised in full.
(3) A Texas limited partnership of which Financial Services Austin, Inc. is the general partner and may be deemed the beneficial owner of such shares.
(4) Includes only shares owned by BFGoodrich, of which the director disclaims beneficial ownership.
(5) Represents for each individual shares of Common Stock issuable upon the exercise of EAP Options.
(6) Includes only shares owned by The University of Texas System, of which Mr. Ricks disclaims beneficial ownership.

                         DESCRIPTION OF CAPITAL STOCK

  The authorized capital stock of the Company consists of 60,000,000 shares of Common Stock, $.0002 par value per share, of which 3,243,391 shares were issued and outstanding as of March 31, 1997, and 3,000,000 shares of Preferred Stock, $.001 par value per share, none of which have been issued. See "Capitalization."

COMMON STOCK

  Holders of Common Stock are entitled to one vote per share on all matters to be voted upon by the Company's shareholders. Holders of Common Stock are entitled to receive ratably such dividends, if any, as may be declared by the Board of Directors out of funds legally available therefor, after payment of any dividends on any outstanding Preferred Stock. See "Dividend Policy." Upon the liquidation, dissolution or winding up of the Company, the holders of Common Stock are entitled to share ratably in all assets of the Company that are legally available for distribution, after payment of all debts and other liabilities and payment of any liquidation preference, if any, associated with outstanding shares of Preferred Stock. Holders of Common Stock have no preemptive, subscription, redemption or conversion rights. The outstanding shares of Common Stock are, and the shares of Common Stock being sold by the Company in the Offering will be, when issued and delivered, validly issued, fully paid and nonassessable.

PREFERRED STOCK

  The Board of Directors is authorized, subject to any limitations prescribed by the laws of the State of Texas, but without further action by the Company's shareholders, to provide for the issuance of Preferred Stock in one or more series, to establish from time to time the number of shares to be included in each such series, to fix the designations, powers, preferences and rights of the shares of each such series and any qualifications, limitations or restrictions thereof, and to increase or decrease the number of shares of any such series (but not below the number of shares of such series then outstanding) without any further vote or action by the shareholders. The Board of Directors may authorize and issue Preferred Stock with voting or conversion rights that could adversely affect the voting power or other rights of the holders of Common Stock. In addition, the issuance of Preferred Stock may have the effect of delaying, deferring or preventing a change in control of the Company. The Company has no current plan to issue any shares of Preferred Stock.

CERTAIN PROVISIONS OF THE ARTICLES OF INCORPORATION

  The Company's Articles of Incorporation eliminate, to the fullest extent permitted by law, the liability of its directors to the Company and its shareholders for monetary damages for acts or omissions in the director's capacity as such, except for liability (i) for breach of a duty of loyalty to the Company or its shareholders, (ii) for acts or omissions not in good faith, or which involve intentional misconduct or a knowing violation of law, (iii) for receipt of improper benefits, (iv) where liability is expressly provided for by statute or (v) for unlawful stock repurchases or dividend payments. This provision is intended to afford the Company's directors the benefit of the Texas Business Corporation Act, which provides that directors of Texas corporations may be relieved of these types of liabilities. The Articles of Incorporation further provide that directors receive the benefit of any future amendment to Texas statutes that further limits the liability of a director.

TRANSFER AGENT AND REGISTRAR

  The Company has appointed Chase Mellon Shareholder Services L.L.C. as the transfer agent and registrar for the Common Stock.

                        SHARES ELIGIBLE FOR FUTURE SALE

  Upon completion of the Offering, the Company will have 6,283,082 shares of Common Stock outstanding. In addition to the shares of Common Stock that are currently outstanding, options to acquire up to 624,224 shares of Common Stock will be outstanding and immediately exercisable as of the completion of the Offering under the Equity Appreciation Plan. See "Management--Equity Appreciation Plan." In addition, a total of 357,755 shares of Common Stock have been reserved for issuance under the Option Plan. The Company has not granted any options under the Option Plan. See "Management--Stock Option Plan." The Company plans to file Form S-8 registration statements for the issuance of the shares issuable upon exercise of options granted under such plans, with the result that shares so issued will be freely tradeable by the holders thereof, subject, in certain cases, to the lock-up agreements described below and, in the case of affiliates, to certain provisions of Rule
144. All of the 3,039,000 shares sold in the Offering (and any shares sold upon exercise of the Underwriters' over-allotment option) will be freely transferable by persons other than "affiliates" of the Company (as that term is defined under the Securities Act) without restriction or further registration under the Securities Act. The 187,500 shares of Common Stock issued to BFGoodrich pursuant to the BFGoodrich Debt Conversion will, upon expiration of the lock-up agreements, be freely tradeable, subject to certain provisions of Rule 144.

  However, pursuant to the terms of the Underwriting Agreement, the Underwriters have required current holders of the Common Stock to execute agreements ("lock-up agreements") providing that they will not sell Common Stock in the public markets for a period of 180 days from the date of this Prospectus without the consent of the Representatives of the Underwriters. In addition, all employees who hold options to acquire Common Stock under the Equity Appreciation Plan have entered into similar agreements indicating that they will not, without the consent of the Representatives of the Underwriters, sell shares of Common Stock for a period of 180 days from the date of this Prospectus.

  In general, under Rule 144 under the Securities Act ("Rule 144"), as currently in effect, a person who has beneficially owned shares for at least one year is entitled to sell, within any three-month period, a number of "restricted" shares that does not exceed the greater of one percent of the then outstanding shares of Common Stock (approximately 62,830 shares immediately following the Offering) or the average weekly trading volume during the four calendar weeks preceding such sale. Sales under Rule 144 also are subject to certain manner of sale limitations, notice requirements and the availability of current public information about the Company. Rule 144(k) provides that a person who is not deemed an "affiliate" and who has beneficially owned shares for at least two years is entitled to sell such shares at any time under Rule 144 without regard to the limitations described above. All of the shares outstanding prior to the Offering have met the two-year holding period requirement under Rule 144 and will be eligible for sale 90 days after the Offering, subject to volume limitations applicable to sales by affiliates. However, all existing shareholders have executed the lock-up agreements described above.

  The Company is unable to estimate the number of shares that may be sold in the future by its existing shareholders or employees exercising stock options or the effect, if any, that sales of shares by such shareholders or employees will have on the market price of Common Stock prevailing from time to time. Sales of substantial amounts of Common Stock by existing shareholders or employees exercising options could adversely affect prevailing market prices.

                                 UNDERWRITING

  The Underwriters named below have severally agreed with the Company and the Selling Shareholder, subject to the terms and conditions of the Underwriting Agreement, to purchase the respective numbers of shares of Common Stock set forth opposite their names below.

                                                                        NUMBER
      UNDERWRITER                                                      OF SHARES
      -----------                                                      ---------
      A.G. Edwards & Sons, Inc........................................   979,500
      Ladenburg Thalmann & Co. Inc....................................   979,500
      Alex. Brown & Sons Incorporated.................................    60,000
      Dillon, Read & Co. Inc..........................................    60,000
      Donaldson, Lufkin & Jenrette Securities Corporation.............    60,000
      Goldman, Sachs & Co.............................................    60,000
      Lehman Brothers.................................................    60,000
      Natwest Securities Corp.........................................    60,000
      Oppenheimer & Co. Inc...........................................    60,000
      PaineWebber Incorporated........................................    60,000
      Robertson, Stephens & Company, L.L.C............................    60,000
      Adams, Harkness & Hill, Inc.....................................    30,000
      Cruttenden Roth Incorporated....................................    30,000
      Fahnestock & Co. Inc............................................    30,000
      Gerard Klauer Mattison & Co., LLC...............................    30,000
      Hanifen, Imhoff Inc.............................................    30,000
      Edward Jones & Co., LP..........................................    30,000
      Legg Mason Wood Walker Incorporated.............................    30,000
      McDonald & Company Securities, Inc..............................    30,000
      Morgan Keegan & Company Inc.....................................    30,000
      Principal Financial Securities, Inc.............................    30,000
      Rauscher Pierce Refsnes, Inc....................................    30,000
      Raymond James & Associates, Inc.................................    30,000
      Southcoast Capital Corp.........................................    30,000
      Sutro & Co. Incorporated........................................    30,000
      Unterberg Harris................................................    30,000
      Vector Securities International, Inc............................    30,000
      Brean Murray, Foster Securities Inc.............................    15,000
      First Analysis Securities Corporation...........................    15,000
      Sanders Morris Mundy Inc........................................    15,000
      Starr Securities, Inc...........................................    15,000
                                                                       ---------
          Total....................................................... 3,039,000
                                                                       =========

  The Underwriting Agreement provides that the Underwriters are obligated to purchase all of the shares of Common Stock, if any are purchased.

  The Company has been advised by A.G. Edwards & Sons, Inc. and Ladenburg Thalmann & Co. Inc., the Representatives of the several Underwriters (the "Representatives"), that the Underwriters propose to offer the Common Stock to the public at the offering price set forth on the cover page of this Prospectus and to certain dealers at such price less a concession not in excess of $.30 per share and that the Underwriters and such dealers may reallow a discount of not in excess of $.10 per share to other dealers. The public offering price and the concession and discount to dealers may be changed by the Representatives after the Offering.

  In the Underwriting Agreement, BFGoodrich has granted the Underwriters an option, expiring at the close of business on the 30th day subsequent to the date of the Underwriting Agreement, to purchase up to 303,900 additional shares of Common Stock at the Offering price, less the underwriting discount set forth on the cover page of this Prospectus. The Underwriters may exercise such option solely to cover over-allotments, if any, in the sale of the shares. To the extent the Underwriters exercise such option, each of the Underwriters will have a firm commitment, subject to certain conditions, to purchase approximately the same percentage of the option shares as the number of shares to be purchased by it shown in the table above bears to 3,039,000, and BFGoodrich will be obligated, pursuant to the option, to sell such shares to the Underwriters.

  The Company, BFGoodrich and the Selling Shareholder have agreed to indemnify the Underwriters against certain liabilities, including liabilities under the Securities Act. The liability of BFGoodrich under this indemnity is limited to the amount of the proceeds received by the Company, plus any proceeds received by BFGoodrich from the sale of shares under the over-allotment option. The liability of the other Selling Shareholder under this indemnity is limited to the amount of its proceeds.

  The Company and all of its existing shareholders and SAR holders have agreed that they will not, directly or indirectly, offer, sell or otherwise dispose of any shares of Common Stock, other than the shares offered pursuant to this Prospectus, for a period of 180 days from the date of this Prospectus without the prior written consent of each of the Representatives. See "Shares Eligible for Future Sale."

  The Representatives have advised the Company that they do not intend to confirm sales to any account over which they exercise discretionary authority.

  In connection with the Offering, certain Underwriters and selling group members and their respective affiliates may engage in transactions that stabilize, maintain or otherwise affect the market price of the Common Stock. Such transactions may include stabilization transactions effected in accordance with Rule 104 of Regulation M, pursuant to which such persons may bid for or purchase Common Stock for the purpose of stabilizing its market price. The Underwriters also may create a short position for the account of the Underwriters by selling more Common Stock in connection with the Offering than they are committed to purchase from the Company and the Selling Shareholder, and in such case may purchase Common Stock in the open market following completion of the Offering to cover all or a portion of such short position. The Underwriters may also cover all or a portion of such short position, up to 303,900 shares of Common Stock, by exercising the Underwriters' over-allotment option referred to above. In addition, A.G. Edwards & Sons, Inc., on behalf of the Underwriters, may impose "penalty bids" under contractual arrangements with the Underwriters whereby it may reclaim from an Underwriter (or dealer participating in the offering) for the account of the other Underwriters, the selling concession with respect to Common Stock that is distributed in the Offering but subsequently purchased for the account of the Underwriters in the open market. Any of the transactions described in this paragraph may result in the maintenance of the price of the Common Stock at a level above that which might otherwise prevail in the open market. None of the transactions described in this paragraph is required, and, if they are undertaken, they may be discontinued at any time.

  The Representatives have informed the Company that the Underwriters do not intend to confirm sales to any accounts over which they exercise discretionary authority.

  Prior to the Offering, there has been no public market for the Common Stock. The Offering price for the Common Stock was determined by negotiation among the Company and the Representatives. Among the factors considered in determining the Offering price was the history of and the prospects for the Company and the industry in which it operates, the past and present operating results of the Company and the trends of such results, the future prospects of the Company, an assessment of the Company's management, the general condition for the securities markets at the time of the Offering and the prices for similar securities of comparable companies.

                                 LEGAL MATTERS

  The legality of the issuance of the shares of Common Stock offered hereby under Texas law and certain other legal matters will be passed upon for the Company by Vinson & Elkins L.L.P., Dallas, Texas. Certain legal matters will be passed upon for the Underwriters by Gardere & Wynne, L.L.P., Dallas, Texas.

                                    EXPERTS

  The consolidated financial statements of DTM Corporation at December 31, 1995 and 1996, and for each of the three years in the period ended December 31, 1996, appearing in this Prospectus and the Registration Statement have been audited by Ernst & Young LLP, independent auditors, as set forth in their report thereon appearing elsewhere herein, and are included in reliance upon such report given upon the authority of such firm as experts in accounting and auditing.

                            ADDITIONAL INFORMATION

  A Registration Statement on Form S-1 including amendments thereto relating to the Common Stock offered hereby has been filed by the Company with the Securities and Exchange Commission, Washington, D.C. This Prospectus does not contain all of the information set forth in the Registration Statement and the exhibits and schedules thereto. Statements contained in this Prospectus as to the contents of any contract or other document referred to are not necessarily complete and in each instance reference is made to the copy of such contract or other document filed as an exhibit to the Registration Statement, each such statement being qualified in all respects by such reference. For further information with respect to the Company and the Common Stock offered hereby, reference is made to such Registration Statement, exhibits and schedules. A copy of the Registration Statement may be inspected by anyone without charge at the Securities and Exchange Commission's principal office located at 450 Fifth Street, N.W., Room 1024, Washington, D.C. 20549, the New York Regional Office located at 7 World Trade Center, Suite 1300, New York, New York 10048, and the Chicago Regional Office located at Northwestern Atrium Center, 500 West Madison Street, Chicago, Illinois 60661-2511 and copies of all or any part thereof may be obtained from the Public Reference Section of the Securities and Exchange Commission upon the payment of certain fees prescribed by the Securities and Exchange Commission. The Registration Statement may also be obtained from the Web site that the Commission maintains at www.sec.gov.

  The Company intends to furnish its shareholders with annual reports containing audited financial statements certified by an independent public accounting firm and quarterly reports for each of the first three quarters of each fiscal year containing unaudited financial information.

                         INDEX TO FINANCIAL STATEMENTS

                                                                          PAGE
                                                                          ----
AUDITED FINANCIAL STATEMENTS
Report of Independent Auditors........................................... F-2
Consolidated Balance Sheets as of December 31, 1995 and 1996............. F-3
Consolidated Statements of Operations for the years ended December 31,
 1994, 1995 and 1996..................................................... F-4
Consolidated Statements of Shareholders' Equity (Deficit) for the years ended December 31, 1994, 1995 and 1996.................................. F-5
Consolidated Statements of Cash Flows for the years ended December 31,
 1994, 1995 and 1996..................................................... F-6
Notes to Consolidated Financial Statements............................... F-7

                        REPORT OF INDEPENDENT AUDITORS

Board of Directors and Shareholders
DTM Corporation

  We have audited the consolidated balance sheets of DTM Corporation (a majority-owned subsidiary of The B.F.Goodrich Company) and its subsidiary as of December 31, 1995 and 1996, and the related consolidated statements of operations, shareholders' equity (deficit) and cash flows for each of the three years in the period ended December 31, 1996. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

  We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

  In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of DTM Corporation and its subsidiary at December 31, 1995 and 1996, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 1996, in conformity with generally accepted accounting principles.

                                            Ernst & Young LLP

Austin, Texas
February 13, 1997,
except for the stock split
information
in Note 1, as to which the
date is
April 2, 1997

                                DTM CORPORATION

                          CONSOLIDATED BALANCE SHEETS
                      (IN THOUSANDS, EXCEPT SHARE AMOUNTS)

                                                               DECEMBER 31,
                                                             -----------------
                                                               1995     1996
                                                             --------  -------
ASSETS
Current assets:
  Cash.....................................................  $    756  $   329
  Accounts receivable, net of allowance for doubtful
   accounts of $263 in 1995 and $640 in 1996...............     2,941    7,205
  Due from BFGoodrich......................................       381      --
  Inventory................................................     2,143    4,835
  Prepaid expenses and other...............................       372      595
                                                             --------  -------
Total current assets.......................................     6,593   12,964
Furniture and equipment, net...............................     2,647    3,057
Capitalized software development costs, net of accumulated
 amortization of $388 in 1995 and $292 in 1996.............       843      848
Patent and license fees, net of accumulated amortization of
 $470 in 1995 and $766 in 1996.............................       406      791
Other noncurrent assets....................................       150      237
                                                             --------  -------
Total assets...............................................  $ 10,639  $17,897
                                                             ========  =======
LIABILITIES AND SHAREHOLDERS' EQUITY (DEFICIT)
Current liabilities:
  Accounts payable.........................................  $  2,502  $ 5,845
  Due to BFGoodrich........................................       --       614
  Deferred revenues........................................       905    1,474
  Accrued expenses and other liabilities...................     2,074    2,640
  Short-term borrowings....................................       676      769
                                                             --------  -------
Total current liabilities..................................     6,157   11,342
Borrowings under line of credit from BFGoodrich............       200    4,000
Notes payable to banks.....................................     8,200   11,040
Commitments and contingencies (Note 10)....................
Shareholders' equity (deficit):
  Preferred stock, $.001 par value, 3,000,000 shares
   authorized, no shares issued and outstanding............       --       --
  Common stock, $.0002 par value, 60,000,000 shares
   authorized;
   3,243,391 shares issued and outstanding.................         1        1
  Additional paid-in capital...............................    28,019   28,019
  Accumulated deficit......................................   (31,980) (36,469)
  Cumulative translation adjustment........................        42      (36)
                                                             --------  -------
Total shareholders' equity (deficit).......................    (3,918)  (8,485)
                                                             --------  -------
Total liabilities and shareholders' equity (deficit).......  $ 10,639  $17,897
                                                             ========  =======

                            See accompanying notes.

                                DTM CORPORATION

                     CONSOLIDATED STATEMENTS OF OPERATIONS
                      (IN THOUSANDS, EXCEPT SHARE AMOUNTS)

                                                  YEAR ENDED DECEMBER 31,
                                                 ----------------------------
                                                  1994     1995       1996
                                                 -------  -------  ----------
Revenue:
  Products...................................... $ 8,127  $12,632  $   22,070
  Service and support...........................   1,112    1,579       2,309
                                                 -------  -------  ----------
                                                   9,239   14,211      24,379
Cost of sales:
  Products......................................   5,370    8,803      13,021
  Service and support...........................     511      873       1,424
                                                 -------  -------  ----------
                                                   5,881    9,676      14,445
                                                 -------  -------  ----------
Gross profit....................................   3,358    4,535       9,934
Operating expenses:
  Selling, general and administrative...........   5,249    6,620       9,980
  Research and development......................   3,840    3,521       4,292
                                                 -------  -------  ----------
                                                   9,089   10,141      14,272
                                                 -------  -------  ----------
Operating loss..................................  (5,731)  (5,606)     (4,338)
Other income (expense):
  Interest expense, net.........................    (178)    (530)     (1,066)
  Cost of discontinued registration.............     --       --         (752)
                                                 -------  -------  ----------
                                                    (178)    (530)     (1,818)
                                                 -------  -------  ----------
Loss before income tax benefit allocated from
 BFGoodrich.....................................  (5,909)  (6,136)     (6,156)
Income tax benefit allocated from BFGoodrich....   1,825    2,138       1,667
                                                 -------  -------  ----------
Net loss........................................ $(4,084) $(3,998) $   (4,489)
                                                 =======  =======  ==========
Pro forma, giving effect to stand-alone taxa-
 tion:
  Net loss......................................                   $   (6,156)
                                                                   ==========
  Net loss per share............................                   $    (1.71)
                                                                   ==========
  Number of shares used.........................                    3,609,211
                                                                   ==========


                            See accompanying notes.

                                DTM CORPORATION

           CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY (DEFICIT)
                      (IN THOUSANDS, EXCEPT SHARE AMOUNTS)

                                          ADDITIONAL             CUMULATIVE
                                   COMMON  PAID-IN   ACCUMULATED TRANSLATION
                          SHARES   STOCK   CAPITAL     DEFICIT   ADJUSTMENT   TOTAL
                         --------- ------ ---------- ----------- ----------- -------
Balance at January 1,
 1994................... 3,243,391  $ 1    $28,019    $(23,898)     $(44)    $ 4,078
  Net loss..............       --   --         --       (4,084)      --       (4,084)
  Translation adjust-
   ment.................       --   --         --          --         50          50
                         ---------  ---    -------    --------      ----     -------
Balance at December 31,
 1994................... 3,243,391    1     28,019     (27,982)        6          44
  Net loss..............       --   --         --       (3,998)      --       (3,998)
  Translation adjust-
   ment.................       --   --         --          --         36          36
                         ---------  ---    -------    --------      ----     -------
Balance at December 31,
 1995................... 3,243,391    1     28,019     (31,980)       42      (3,918)
  Net loss..............       --   --         --       (4,489)      --       (4,489)
  Translation adjust-
   ment.................       --   --         --          --        (78)        (78)
                         ---------  ---    -------    --------      ----     -------
Balance at December 31,
 1996................... 3,243,391  $ 1    $28,019    $(36,469)     $(36)    $(8,485)
                         =========  ===    =======    ========      ====     =======


                            See accompanying notes.

                                DTM CORPORATION

                     CONSOLIDATED STATEMENTS OF CASH FLOWS
                                 (IN THOUSANDS)

                                                    YEAR ENDED DECEMBER 31,
                                                    -------------------------
                                                     1994     1995     1996
                                                    -------  -------  -------
OPERATING ACTIVITIES
Net loss........................................... $(4,084) $(3,998) $(4,489)
Adjustments to reconcile net loss to net cash used
 in operating activities:
  Depreciation and amortization....................   2,292    2,487    2,170
  Loss on disposal of equipment....................      34       32      --
  Changes in assets and liabilities used in
   operating activities:
    Accounts receivable............................     854   (1,314)  (4,264)
    Inventory......................................    (182)     157   (2,692)
    Due to/from BFGoodrich.........................     326   (1,064)     995
    Prepaid expenses and other assets..............      19      (90)    (310)
    Accounts payable...............................    (302)   1,469    3,343
    Deferred revenues..............................     (64)     103      569
    Accrued expenses and other liabilities.........    (656)     654      566
                                                    -------  -------  -------
Net cash used in operating activities..............  (1,763)  (1,564)  (4,112)
INVESTING ACTIVITIES
Purchases of furniture and equipment...............    (757)  (1,674)  (1,898)
Capitalized software development costs.............    (325)    (440)    (374)
Patent and license expenditures....................    (362)    (247)    (698)
                                                    -------  -------  -------
Net cash used in investing activities..............  (1,444)  (2,361)  (2,970)
FINANCING ACTIVITIES
Proceeds from notes payable........................   1,600    3,600      --
Proceeds from short-term borrowings................     --     2,681    3,448
Repayments of short-term borrowings ...............     --    (2,005)  (3,355)
Draws on line of credit from financial
 institutions......................................     --       --     2,840
Draws on line of credit from BFGoodrich............     --       200    3,800
                                                    -------  -------  -------
Net cash provided by financing activities..........   1,600    4,476    6,733
Effect of foreign exchange rate changes on cash....      50       36      (78)
                                                    -------  -------  -------
Net increase (decrease) in cash....................  (1,557)     587     (427)
Cash at beginning of year..........................   1,726      169      756
                                                    -------  -------  -------
Cash at end of year................................ $   169  $   756  $   329
                                                    =======  =======  =======

                            See accompanying notes.

                                DTM CORPORATION

                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                               DECEMBER 31, 1996

1. ORGANIZATION AND SIGNIFICANT ACCOUNTING POLICIES

 Organization

  DTM Corporation ("DTM" or the "Company") was formed in November 1987. Through the proprietary and patented selective laser sintering process, the Company is engaged in the development, design, manufacture, marketing and support of rapid prototyping and rapid tooling systems. This technology, exclusively licensed to DTM by The University of Texas, enables the fabrication of three-dimensional solid models, prototypes or tool inserts directly from three-dimensional computer aided design ("CAD") data. The Company's products, related materials and maintenance and support services are available to the worldwide, rapid prototyping market. The financial statements include the accounts of DTM GmbH, a wholly-owned German subsidiary. All significant intercompany accounts and transactions have been eliminated.

  At December 31, 1996, DTM was approximately 92 percent owned by The B.F.Goodrich Company ("BFGoodrich"). DTM has continued to incur operating losses and cash flow deficiencies. As a result, DTM is substantially reliant upon BFGoodrich for capital funding or other financial assistance to enable DTM to meet its financial obligations. DTM has been advised by management of BFGoodrich that it is BFGoodrich's current intention to assure that DTM secures financial resources on an as-needed basis to meet its financial obligations, until the successful completion of an initial public offering ("IPO") of the Company's common stock or the Company otherwise develops financial resources to meet its current financial obligations.

  BFGoodrich provides DTM with tax administration services, participation in a group program for various types of insurance and certain other assistance, including legal services. These arrangements are provided either at no cost to the Company or on terms that could be considered more favorable to the Company than those that would be available to DTM in arms-length transactions. The cost of these services is not reflected in the accompanying financial statements as estimates of these costs are insignificant to the results of operations of each period presented.

 Use of Estimates

  The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

 Inventory

  Inventories are carried at the lower of cost or market, with cost determined using the first-in, first-out (FIFO) method.

 Furniture and Equipment

  Furniture and equipment is carried at cost less accumulated depreciation. Depreciation expense is calculated on the straight-line method over the useful life of each asset, which lives range from three to five years. Leasehold improvements are amortized on the straight-line method over the life of the related lease or the useful life of the respective asset, whichever is shorter.

 Capitalized Software Development Costs

  The Company's principal products include a software component. Costs incurred in the development of software, once technological feasibility has been established but prior to general release to customers, are capitalized. Technological feasibility is established when a product design and working model of the software product have been completed and when the completeness of the working model and its consistency with the

                                DTM CORPORATION

                               DECEMBER 31, 1996

1. ORGANIZATION AND SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

product design have been confirmed by testing. Amortization is provided on a product by product basis at the greater of amortization based on the estimated revenues of the products or the straight-line amortization over their estimated economic lives of not more than three years. DTM capitalized software development costs of $325,000 in 1994, $440,000 in 1995 and $374,000 in 1996. Amortization of capitalized software development costs totaled $537,000 in 1994, $561,000 in 1995 and $369,000 in 1996. Amortization is
included in cost of product sales in the consolidated statements of operations.

 Patent and License Fees

  Patent and license fees represent the costs associated with filing and maintaining patent applications and obtaining, maintaining and defending rights under patents under which DTM operates. DTM capitalized patent and license fees of $362,000 in 1994, $247,000 in 1995 and $698,000 in 1996. These
fees are amortized for accounting purposes over a five-year estimated economic useful life utilizing the straight-line method and are included in selling, general and administrative expense.

 Translation of Foreign Subsidiary Financial Statements

  The financial statements of DTM GmbH (a wholly-owned subsidiary located in Germany) are translated to U.S. dollars substantially as follows: all assets and liabilities at year-end exchange rates; sales and expenses at average exchange rates; and shareholders' equity at historical exchange rates. Gains and losses from translating the financial statements of DTM GmbH are recorded directly in shareholders' equity.

 Recognition of Revenue

  Revenues from the sale of SLS systems are recognized when title has transferred to the customer, when the Company's remaining obligations are insignificant and when collectibility of the related receivable is probable, which is upon shipment. The Company defers from three to six percent of the revenues, excluding certain accessories, from each SLS system sale for warranty service. This deferred amount represents the Company's estimate of the cost of providing such warranty service and is recognized ratably as service and support revenue over the 12-month warranty period.

  Upon expiration of the 12-month warranty period discussed above, the Company offers for sale to its customers an annual maintenance contract, the revenues from which are recognized ratably as service and support revenue over the related support period.

 Pro Forma Net Loss Per Share

  Pro forma net loss per share for the year ended December 31, 1996 was calculated on a stand-alone basis without allocation of the income tax benefit from BFGoodrich using the weighted average number of common shares outstanding plus the number of shares under options (certain of which will have exercise prices substantially less than the Offering price) that will be outstanding under the Equity Appreciation Plan (see Note 11) upon completion of an initial public offering of the Company's common stock (see Note 15). In addition, an effective 1.022-for-1 stock split, effected by the Company as a series of recapitalizations completed on April 2, 1997, has been retroactively applied to all share and per share amounts. Historical per share amounts are not presented because DTM is a majority-owned subsidiary of BFGoodrich.

 Concentration of Credit Risk

  The Company sells its products and services to companies in diversified industries. Credit is extended based on an evaluation of each customer's financial condition, generally without requiring collateral. The Company monitors its exposure to credit losses and maintains allowances for potential losses.

                                DTM CORPORATION

                               DECEMBER 31, 1996

1. ORGANIZATION AND SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

 Dependence on Third-Party Suppliers

  The Company subcontracts for the manufacture of product sub-assemblies from single-source, third-party suppliers. In addition, the Company has adopted a "just-in-time" inventory system for product sub-assemblies and relies on suppliers to provide components on a timely basis.

 Advertising Costs

  Advertising costs, which are expensed as incurred, were $346,000 in 1994, $596,000 in 1995 and $757,000 in 1996.

 Stock-Based Compensation

  The Company accounts for stock-based employee compensation in accordance with the provisions of APB Opinion No. 25, "Accounting for Stock Issued to Employees," and related Interpretations.

 Income Taxes

  The Company accounts for income taxes using Financial Accounting Standards No. 109, "Accounting for Income Taxes." Under Statement 109, the liability method is used in accounting for income taxes. Under this method, deferred tax assets and liabilities are determined based on differences between financial reporting and tax bases of assets and liabilities and are measured using the enacted tax rates and laws that will be in effect when the differences are expected to reverse.

 Fair Value of Financial Instruments

  The Company believes that the carrying amount of its financial instruments, including debt, approximates fair value. Fair value is estimated based on quoted market prices for similar instruments.

2. ALLOWANCE FOR DOUBTFUL ACCOUNTS

  The Company maintains an allowance for doubtful accounts related to its trade accounts receivable. The activity in this allowance account for the years ended December 31, is as follows (in thousands):

                                     BALANCE AT CHARGES TO            BALANCE AT
                                     BEGINNING  COSTS AND               END OF
                                     OF PERIOD   EXPENSES  WRITE-OFFS   PERIOD
                                     ---------- ---------- ---------- ----------
   1994.............................    $150       $75        $21        $204
   1995.............................     204        60          1         263
   1996.............................     263       389         12         640

3. INVENTORY

  Inventory at December 31 consisted of the following (in thousands):

                                                                    1995   1996
                                                                   ------ ------
   Raw materials and purchased parts.............................. $1,423 $3,187
   Finished goods.................................................    720  1,648
                                                                   ------ ------
                                                                   $2,143 $4,835
                                                                   ====== ======

                                DTM CORPORATION

                               DECEMBER 31, 1996

4. FURNITURE AND EQUIPMENT

  Furniture and equipment at December 31 consisted of the following (in thousands):

                                                                1995     1996
                                                               -------  -------
   Equipment.................................................. $ 5,977  $ 7,437
   Leasehold improvements.....................................   1,289    1,366
   Office furniture...........................................     347      356
                                                               -------  -------
                                                                 7,613    9,159
   Less accumulated depreciation and amortization.............  (4,966)  (6,102)
                                                               -------  -------
                                                               $ 2,647  $ 3,057
                                                               =======  =======

5. PATENT AND LICENSE AGREEMENTS

  On December 3, 1987, DTM entered into a patent license agreement with the Board of Regents of The University of Texas System, whereby DTM is licensed to make, have made and sell products utilizing the selective laser sintering technology. In consideration of rights granted in the license agreement, DTM issued 20,442 shares of its common stock to The University of Texas System.

  The agreement provides for royalty payments in the amount of four percent of DTM's net sales for products covered by the license agreement (gross receipts net of commissions, returns, freight, discounts and sales taxes). Royalty expense, included in cost of sales, was $296,000 in 1994, $424,000 in 1995 and $676,000 in 1996.

  The Company evaluates the carrying values of patents and licenses to determine if the facts and circumstances suggest that they may be impaired. If this review indicates that patents and licenses will not be recoverable, as determined based on the undiscounted cash flows of the entity over the remaining amortization period, the carrying value of the patents and licenses will be reduced accordingly.

6. ACCRUED EXPENSES AND OTHER LIABILITIES

  Accrued expenses and other liabilities consist of the following as of December 31 (in thousands):

                                                                   1995   1996
                                                                  ------ ------
   Royalties..................................................... $  491 $  360
   Payroll and related accruals..................................    431    525
   Other.........................................................  1,152  1,755
                                                                  ------ ------
                                                                  $2,074 $2,640
                                                                  ====== ======

7. FINANCING ARRANGEMENTS

 Line of Credit with BFGoodrich

  In November 1995, the Company entered into a line of credit agreement with BFGoodrich under which the Company may borrow up to $2,000,000. During 1996, the amount which the Company may borrow was increased to $4,000,000. The line bears interest at the prime commercial lending rate of Citibank, N.A. (8.5 percent at December 31, 1996) and matures on the earlier of July 31, 1998 or the date upon which the Company receives any proceeds from an IPO of the Company's common stock. At December 31, 1995 and 1996, $200,000 and $4,000,000, respectively, was outstanding under this agreement.

                                DTM CORPORATION

                               DECEMBER 31, 1996
7. FINANCING ARRANGEMENTS (CONTINUED)

 Short-Term Borrowings

  At December 31, 1995 and 1996, DTM had a total of $676,000 and $769,000, respectively, of short-term debt outstanding under the terms of a financing arrangement with a leasing company. The weighted average interest rates on outstanding short-term borrowings were 19 and 20 percent at December 31, 1995 and 1996, respectively. The weighted average interest rates during 1995 and 1996 were 18 and 21 percent, respectively. The debt is collateralized by certain equipment and accounts receivable.

 Notes Payable to Banks

  At December 31, 1995, DTM had lines of credit with two banks under unsecured promissory notes with available borrowings of $8,200,000. During 1996, DTM obtained a third line of credit with a third bank under an unsecured promissory note with available borrowings of $4,000,000. The combined available borrowings for these lines of credit is $12,200,000, of which $11,040,000 was outstanding as of December 31, 1996. BFGoodrich has provided letters of comfort to each of these banks upon which the banks have relied in providing credit to DTM. The notes mature on July 31, 1998 but the Company has committed to pay them on the successful completion of an IPO. Interest on the notes is payable monthly, determined on an advance-by-advance basis; and, at the Company's election, may be based on each bank's then current prime rate, CD rate or Eurodollar rate. Interest rates and outstanding balances on notes payable at December 31, 1995 and 1996 were as follows:

                  1995                                                  1996
      --------------------------------                  --------------------------------------
      INTEREST            OUTSTANDING                   INTEREST                   OUTSTANDING
       RATES              BORROWINGS                     RATES                     BORROWINGS
      --------            -----------                   --------                   -----------
        6.5%              $4,700,000                      6.2%                     $ 4,700,000
        6.4%               2,800,000                      6.2%                       3,500,000
        8.5%                 700,000                       --                              --
                                  --                      6.2%                       2,840,000
                          ----------                                               -----------
                          $8,200,000                                               $11,040,000
                          ==========                                               ===========

Interest paid in connection with all of the above financing arrangements was approximately $212,000 in 1994, $451,000 in 1995 and $1,079,000 in 1996
(approximately $153,000 of which was paid to BFGoodrich in 1996).

8. COST OF DISCONTINUED REGISTRATION

  During 1996, DTM attempted an IPO. However, due to market volatility and other issues the IPO was postponed. The Company incurred approximately $752,000 of legal, accounting and other professional services related to the unsuccessful IPO which were expensed in the fourth quarter.

9. INCOME TAXES

  Since October 31, 1990, DTM has been included in the consolidated federal tax return of BFGoodrich. Accordingly, for all periods since that date, the Company has recorded the tax benefit allocated to it by BFGoodrich, which credits the Company with a tax benefit approximating the benefit that BFGoodrich derives from the consolidation of the Company. Such benefits are generally paid to the Company by BFGoodrich on a current basis. Should BFGoodrich's ownership interest fall below 80 percent, such benefits will no longer be available to the Company. Based on the tax sharing agreement, if BFGoodrich loses part of the tax benefit of any losses previously utilized or has to report additional income as the result of a federal tax audit of DTM, DTM will be required to reimburse BFGoodrich for any additional taxes paid.

                                DTM CORPORATION

                               DECEMBER 31, 1996
9. INCOME TAXES (CONTINUED)

  DTM has net operating loss carryforwards totaling approximately $4,200,000 for federal income tax purposes, incurred from inception to October 31, 1990. These carryforwards expire in the years 2002 to 2004 and, although available to DTM, should DTM subsequently file a federal income tax return separate from BFGoodrich, are subject to significant annual limitations due to substantial changes in DTM's ownership.

  Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities of DTM for financial reporting purposes and the amounts used for income tax purposes. Significant components of the Company's deferred tax liabilities and assets as of December 31, 1995 and 1996 are as follows (in thousands):

                                                              DECEMBER 31,
                                                             ----------------
                                                              1995     1996
                                                             -------  -------
   Deferred tax assets:
     Book over tax depreciation and amortization............ $    91  $   206
     Allowance for doubtful accounts........................      92      224
     Net operating loss carryforwards (for periods prior to
      October 31, 1990).....................................   1,470    1,470
     Other..................................................     115      106
                                                             -------  -------
   Total deferred tax assets................................   1,768    2,006
   Valuation allowance for deferred tax assets..............  (1,478)  (1,599)
                                                             -------  -------
                                                                 290      407
   Deferred tax liabilities:
     Deferred revenue.......................................     290      407
                                                             -------  -------
   Total deferred tax liabilities...........................     290      407
                                                             -------  -------
   Net deferred tax assets.................................. $   --   $   --
                                                             =======  =======

  A reconciliation of income tax benefit calculated at the statutory rate and the provision for income tax benefit is as follows (in thousands):

                                                   YEARS ENDED DECEMBER 31,
                                                  ----------------------------
                                                    1994      1995      1996
                                                  --------  --------  --------
Income tax benefit at the federal statutory rate
 (34%)..........................................  $  2,009  $  2,086  $  2,093
Net operating loss not utilized by the Company..    (2,009)   (2,086)   (2,093)
Income tax benefit allocated from BFGoodrich....     1,825     2,138     1,667
                                                  --------  --------  --------
                                                  $  1,825  $  2,138  $  1,667
                                                  ========  ========  ========

  BFGoodrich files a consolidated federal income tax return which includes all of its eligible subsidiaries, including the Company. If federal taxes were computed assuming the Company filed a separate federal income tax return, no benefit would be available to the Company. Accordingly, without the tax benefit allocated from BFGoodrich, the Company's net loss for the year ended December 31, 1996 would have been $6,156,000, or a loss of $1.71 per share, and has been reflected in the pro forma amounts presented in the consolidated statements of operations.

  As a result of the Offering described herein, the ownership of outstanding Common Stock by BFGoodrich will decrease to less than 80 percent. Effective as of the date that such decrease occurs, BFGoodrich will no

                                DTM CORPORATION

                               DECEMBER 31, 1996
9. INCOME TAXES (CONTINUED)

longer be able to include DTM'S income or loss in BFGoodrich's consolidated federal income tax return; consequently, DTM will lose the benefit of the tax allocation agreement between DTM and BFGoodrich. BFGoodrich credits to the Company the amount of any benefits realized by BFGoodrich as a result of the inclusion of DTM'S losses and/or tax credits in BFGoodrich's consolidated federal income tax return.

10. COMMITMENTS AND CONTINGENCIES

  DTM leases facilities and equipment under noncancelable operating leases, expiring primarily in 1997. Total rent expense incurred under these leases was approximately $246,000 in 1994, $252,000 in 1995 and $332,000 in 1996. Future
minimum payments under these leases are as follows (in thousands):

         1997.............................................. $281
         1998..............................................   22
         1999..............................................    7

  As of December 31, 1996, the Company had purchase commitments for inventory totaling approximately $3,257,000.

  In the ordinary course of business, the Company is subject to legal proceedings and claims. In one such instance, DTM filed an action in the United States District Court for the Eastern District of Wisconsin in October 1995 against three parties who are operating an SLS System. DTM alleges that the defendants willfully infringed a DTM patent. In June 1996, DTM amended its lawsuit to also assert that one of the defendants breached an oral settlement agreement. The Company seeks injunctive relief, damages and attorneys fees. The defendants have denied infringement and the existence of an oral settlement agreement, and the defendants seek attorneys fees. The defendants have also asserted the affirmative defenses of patent invalidity, implied license, failure to mark patented articles, patent unenforceability and invalidity of the oral settlement agreement. Discovery commenced in late 1995. In a subsequent filing, one of the defendants also has asserted claims against DTM and BFGoodrich for violation of state and federal antitrust laws. That defendant seeks injunctive relief as well as damages and attorneys fees. It is not possible at this time to predict the outcome of this proceeding, although DTM and BFGoodrich have indicated that they believe that the subsequent counter and cross claims for violation of antitrust laws are without merit. However, a ruling unfavorable to the Company could have a material adverse effect on the Company's business and financial performance.

11. EQUITY APPRECIATION PLAN

  In January 1995, the Board of Directors approved the DTM Corporation Equity Appreciation Plan (the "SAR Plan"), which created 10,000,000 Phantom Stock Units. Ten percent of the Phantom Stock Units were allocated for the issuance of a like number of Phantom Stock Appreciation Rights ("SARs") under the SAR Plan to eligible employees. Each SAR granted to a Participant will vest and become exercisable upon, but not prior to, a "Change in Control" of DTM. A Change in Control of DTM shall be deemed to have occurred either: (1) when common stock of DTM is issued to the public in an IPO; or (2) BFGoodrich is no longer the owner of at least 50 percent of the outstanding common stock of DTM as a result of an arms-length sale of all or a part of its interest in DTM to a third party not affiliated or associated with BFGoodrich. If the Change in Control results from an IPO, the SARs will immediately convert to fully vested options to purchase common stock of the Company. If the Change in Control occurs as the result of a sale of all or a part of BFGoodrich's interest in DTM to a third party, the SARs will become immediately exercisable; and, a Participant may exercise an SAR by providing written notice to DTM whereupon the Participant will receive a cash amount equal to the

                                DTM CORPORATION

                               DECEMBER 31, 1996
11. EQUITY APPRECIATION PLAN (CONTINUED)

appreciation in value of a Phantom Stock Unit from its value on the date the SAR was granted to its value on the date it is exercised based upon the applicable valuation of the Company. From and after, but not prior to, the occurrence of a Change in Control, the SARs or stock options granted to the Participants will become exercisable by the Participants for a period of 10 years from the date on which the SARs or stock options are granted. As of December 31, 1995 and 1996, there were 998,000 and 840,500 SARs outstanding, respectively. The SARs granted during 1995 were granted at a fair value of $1.40 per SAR. During 1996, 29,000 SARs were granted at a fair value of $9.22 per SAR. In addition, 185,500 SARs were forfeited in 1996. Subsequent to December 31, 1996, the Company granted an additional 157,500 SARs at a fair value of $8.50 per SAR and 4,500 SARs were forfeited. Assuming an initial public offering of 2,852,191 shares by the Company at a price of $8.00 per share, the SARs granted in 1995, 1996 and subsequent to December 31, 1996 will be converted to stock options with exercise prices of approximately $2.23 per share, $14.67 per share and $13.53 per share, respectively.

  Due to the terms and conditions of the SAR Plan, the SARs or stock options outstanding thereunder will be accounted for by the Company as compensation expense when it becomes probable that a Change in Control of DTM will occur. The amount of compensation expense so recognized will be equal to the number of SARs or stock options outstanding multiplied by the difference between the exercise price of each SAR or stock option and the value of each SAR or stock option at the date of the Change in Control. The exercise price and value at the date of Change in Control of the SARs or stock options is determined by a complex formula. However, upon the closing of an IPO, the Company will recognize a non-cash charge (compensation) of approximately $2.9 million (assuming an initial public offering price of $8.00 per share) to record the appreciation in value of the SARs. The Company has reserved 800,000 shares of Common Stock for future issuance under the SAR Plan.

  The Company has elected to follow APB Opinion No. 25, "Accounting for Stock Issued to Employees" and related Interpretations in accounting for its employee incentive plan. The required additional disclosures under the alternative fair value accounting provided for under FASB Statement No. 123, "Accounting for Stock-Based Compensation," are not provided as no compensation expense would be recognized on a pro forma basis.

12. KEY EMPLOYEE STOCK OPTION PLAN

  In January 1996, the Company's Board of Directors approved a DTM Corporation Stock Option Plan (the "Option Plan"). Under the Option Plan, the Company set aside 357,755 shares which may be awarded to key employees, as selected by management and approved by the Compensation Committee of the Board of Directors (the "Committee") through stock options, stock appreciation rights, limited stock appreciation rights, restricted stock, performance shares, or other awards as determined by the Committee. In the case of stock option awards, the option price per share may not be less than the fair market value of a share on the date the option is granted. Options granted under the Option Plan will vest in three separate installments with 35 percent of the options granted becoming exercisable on the first anniversary date of the option grant, 35 percent becoming exercisable on the next succeeding anniversary date and 30 percent becoming exercisable on the next succeeding anniversary date. Options will be exercisable for a period of no more than 10 years from the date of grant. The term of the Option Plan is five years unless terminated earlier by the Board of Directors. There have been no grants made under the Option Plan.

13. MANAGEMENT INCENTIVE PLAN

  In January 1996, the Company's Board of Directors approved a DTM Corporation Management Incentive Plan (the "MIP Plan"). The MIP Plan provides for the grant of incentive compensation to key management employees who have the potential to positively influence the performance of the Company as a reward for levels of performance above the ordinary performance standards compensated by base salary. Under the MIP Plan, each participant is assigned a "cash bonus target" of 20 to 50 percent of base salary and the compensation committee

                                DTM CORPORATION

                               DECEMBER 31, 1996
13. MANAGEMENT INCENTIVE PLAN (CONTINUED)

of the Board of Directors creates personal and corporate performance targets, as well as minimum thresholds. If the minimum thresholds are met, the bonus payable will be between 50 to 150 percent of the participant's cash bonus target. No expense was recognized in connection with the MIP Plan in 1996.

14. GEOGRAPHIC AND CUSTOMER INFORMATION

  The Company and its subsidiary, located in Germany, operate in one industry segment: the development, manufacturing and service of SLS systems and related products. Operations outside of the United States consist principally of sales, marketing and customer support. Transfers between geographic areas are accounted for at amounts which are generally above cost and consistent with the rules and regulations of governing tax authorities. Such transfers are eliminated in the consolidated financial statements. Identifiable assets are those assets that can be directly associated with a particular geographic area. The following is a summary of operations within each geographic area (in thousands):

                         NET REVENUES  TRANSFERS
                             FROM       BETWEEN    TOTAL
                         UNAFFILIATED  GEOGRAPHIC   NET     LOSS FROM            IDENTIFIABLE
                          CUSTOMERS      AREAS    REVENUES  OPERATIONS NET LOSS     ASSETS
                         ------------  ---------- --------  ---------- --------  ------------
1994:
United States...........   $ 6,689(a)   $ 1,449   $ 8,138    $(5,743)  $(4,096)    $ 7,974
Germany.................     2,550          --      2,550         12        12       1,656
Eliminations............       --        (1,449)   (1,449)       --        --       (1,070)
                           -------      -------   -------    -------   -------     -------
                           $ 9,239      $   --    $ 9,239    $(5,731)  $(4,084)    $ 8,560
                           =======      =======   =======    =======   =======     =======
1995:
United States...........   $12,056(a)   $ 2,102   $14,158    $(5,431)  $(3,822)    $10,446
Germany.................     2,155          --      2,155       (175)     (176)      2,386
Eliminations............       --        (2,102)   (2,102)       --        --       (2,193)
                           -------      -------   -------    -------   -------     -------
                           $14,211      $   --    $14,211    $(5,606)  $(3,998)    $10,639
                           =======      =======   =======    =======   =======     =======
1996:
United States...........   $18,731(a)   $ 4,184   $22,915    $(4,691)  $(4,767)    $16,906
Germany.................     5,648          --      5,648        353       278       3,103
Eliminations............       --        (4,184)   (4,184)       --        --       (2,112)
                           -------      -------   -------    -------   -------     -------
                           $24,379      $   --    $24,379    $(4,338)  $(4,489)    $17,897
                           =======      =======   =======    =======   =======     =======

--------
(a) The Company's United States net revenues from unaffiliated customers include export sales (principally to the Pacific Rim) of $666,000 in 1994, $2,611,000 in 1995 and $6,540,000 in 1996.

  The Company's revenues are derived from sales to a wide range of international customers. During 1995, $2,111,000, approximately 15 percent of total revenues, were from sales to one customer.

15. SUBSEQUENT EVENT

  On February 13, 1997, the Company's Board of Directors authorized management of the Company to proceed with an IPO of the Company's common stock. Although the success of such a proposed offering cannot be certain, management is proceeding with activities relating to this process.

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  NO DEALER, SALESPERSON OR OTHER PERSON HAS BEEN AUTHORIZED TO GIVE ANY IN-
FORMATION OR TO MAKE ANY REPRESENTATIONS OTHER THAN THOSE CONTAINED IN THIS PROSPECTUS AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY, THE SELLING SHARE-HOLDERS OR ANY OF THE UNDERWRITERS. THIS PROSPECTUS DOES NOT CONSTITUTE AN OF-FER TO SELL OR A SOLICITATION OF AN OFFER TO BUY THE SHARES BY ANYONE IN ANY JURISDICTION IN WHICH SUCH OFFER OR SOLICITATION IS NOT AUTHORIZED, OR IN WHICH THE PERSON MAKING THE OFFER OR SOLICITATION IS NOT QUALIFIED TO DO SO, OR TO ANY PERSON TO WHOM IT IS UNLAWFUL TO MAKE SUCH OFFER OR SOLICITATION. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL CRE-ATE ANY IMPLICATION THAT THE INFORMATION CONTAINED HEREIN IS CORRECT AS OF ANY TIME SUBSEQUENT TO ITS DATE.

                                ---------------

                               TABLE OF CONTENTS

                                                                          PAGE
                                                                          ----
Prospectus Summary.......................................................   3
Risk Factors.............................................................   7
The Company..............................................................  12
Use of Proceeds..........................................................  12
Dividend Policy..........................................................  12
Capitalization...........................................................  13
Dilution.................................................................  14
Selected Consolidated Financial Data.....................................  15
Management's Discussion and Analysis of Financial Condition and Results
 of Operations...........................................................  16
Business.................................................................  24
Management...............................................................  37
Certain Transactions.....................................................  41
Principal and Selling Shareholders.......................................  45
Description of Capital Stock.............................................  46
Shares Eligible for Future Sale..........................................  47
Underwriting.............................................................  48
Legal Matters............................................................  50
Experts..................................................................  50
Additional Information...................................................  50
Index to Financial Statements............................................ F-1

                                ---------------

  UNTIL MAY 27, 1997 (25 DAYS AFTER COMMENCEMENT OF THIS OFFERING), ALL DEAL-ERS EFFECTING TRANSACTIONS IN THE COMMON STOCK, WHETHER OR NOT PARTICIPATING IN THIS DISTRIBUTION, MAY BE REQUIRED TO DELIVER A PROSPECTUS. THIS DELIVERY REQUIREMENT IS IN ADDITION TO THE OBLIGATION OF DEALERS TO DELIVER A PROSPEC-TUS WHEN ACTING AS UNDERWRITERS AND WITH RESPECT TO THEIR UNSOLD ALLOTMENTS OR SUBSCRIPTIONS.

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                               3,039,000 SHARES


                                 COMMON STOCK

                                ---------------

                                  PROSPECTUS

                                ---------------

                           A.G. EDWARDS & SONS, INC.

                         LADENBURG THALMANN & CO. INC.

                                  MAY 2, 1997

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